ASSET PURCHASE AGREEMENT
(Vertebroplasty Assets)

dated as of December 20, 2006

by and among

DISC-O-TECH MEDICAL TECHNOLOGIES LTD. (IN LIQUIDATION)

DISCOTECH ORTHOPEDIC TECHNOLOGIES INC.

and

KYPHON INC.

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement, dated as of December 20, 2006 (this "**Agreement**"), is by and among Kyphon Inc., a Delaware corporation (the "**Purchaser**"), on the one hand, and Disc-O-Tech Medical Technologies Ltd., an Israeli company (in liquidation) (the "**Company**") and Discotech Orthopedic Technologies Inc., a Delaware corporation and wholly owned subsidiary of the Company (the "**Subsidiary**" and, together with the Company, the "**Seller Parties**"), on the other hand.

RECITALS:

      A.   The Seller Parties are engaged, in part, in the business of inventing, researching, developing, manufacturing and/or marketing a variety of technologies and have certain products (excluding the Seller Parties' B-Twin and SKy product lines) for sale having application in the Field (as defined below) (the "**Business**").

      B.   The Seller Parties and the Purchaser have entered into an Asset Purchase Agreement (Non-Vertebroplasty Assets), dated as of the date hereof (the "Non-Vertebroplasty Purchase Agreement"), and certain related agreements pursuant to which, among other things, the Purchaser has agreed to acquire the Seller Parties' B-Twin and SKy product lines.

      C.   The Seller Parties desire to sell any and all of their right, interest and title in and to the Acquired Assets (as defined below) and the Purchaser desires to acquire the Seller Parties' right, interest and title in and to the Acquired Assets and agrees to assume the Assumed Liabilities (as defined below), in each case on the terms and subject to the conditions set forth herein.

      D.   Upon the Closing, the Seller Parties (as the case may be) and the Purchaser shall enter into a Transition Services Agreement (as defined below), a TSA License

Agreement (as defined below), and a Manufacture and Supply Agreement (as defined below), pursuant to which the Seller Parties (as the case may be) will, among other things, (1) manufacture and sell outside the United States, pursuant to a license arrangement, the Existing Products during an initial period after Closing, (2) manufacture the Existing Products for sale by the Purchaser in the United States during such initial period and a second period after the Closing, and manufacture the Existing Products for sale by the Purchaser outside the United States during such second period after the Closing, and (3) assist in the transfer to the Purchaser of any and all know-how, trade secrets or similar intellectual property rights the transfer of which will require the participation and cooperation of the Seller Parties and their employees, in each case on the terms and subject to the conditions set forth therein.

E.   Upon the Closing, Motti Beyar and Oren Globerman (collectively, the "**Entrepreneurs**") and the Purchaser shall enter into a Non-Competition, Confidentiality and Development Agreement (as defined below), pursuant to which the Entrepreneurs shall agree to undertake certain development and regulatory activities in connection with the Next Generation Product (as defined below), on the terms and subject to the conditions set forth therein.

F.   Upon the Closing, Lewis Pell (collectively with the Entrepreneurs, the "**Founders**") and the Purchaser shall enter into a Non-Competition and Confidentiality Agreement (as defined below).

Accordingly, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

1.1   Defined Terms.

(a)   Capitalized terms defined in this Agreement whenever used herein (including, without limitation, the Exhibits and Schedules hereto) shall have the meanings given to such terms in this Agreement. The terms defined in this **Section 1.1(a)**, whenever used herein (including, without limitation, the Exhibits and Schedules hereto), shall have the following meanings for all purposes of this Agreement:

"**Acquired Assets**" shall mean, except for any Excluded Assets, all the right, title and interest that the Seller Parties or any Affiliate of the Seller Parties possess in and to the properties, assets and rights of any kind, whether tangible or intangible, including those listed on the Schedule of Assets attached hereto as **Exhibit A,** currently owned and primarily used in the Business (or, in the case of Intellectual Property Rights, used in the Business) by any of the Seller Parties or their respective Affiliates and shall include all of the following:

(a)   all Assumed Contracts;

(b)   all Intellectual Property Rights;

(c)   all other technology rights and licenses, franchises, know-how, inventions, designs, specifications, plans and drawings primarily used in the Business;

(d)   all Books and Records; provided, however, that the term Books and Records will include true copies (but not originals) of any Books and Records under clauses (a) through (c) of the definition thereof that are also used in or necessary for the businesses of the Seller Parties prior to the Closing or, if after the Closing, the businesses of the Seller Parties other than the Business;

(e)　　all Permits in the name of the Seller Parties that are necessary to enable the Purchaser to manufacture, sell and distribute the Existing Products from and after the Closing and operate the Business in the ordinary course of business (provided, such transfer may be delayed to the extent reasonably necessary for purposes of the Services under the Transition Services Agreement);

(f)　　all available product brochures primarily related to the Existing Products;

(g)　　all causes of action, rights and remedies arising under the Intellectual Property Rights prior to or after Closing;

(h)　　all rights, claims, credits, causes of action, choses in action and rights of set-off against third parties to the extent relating to any of the Acquired Assets or any of the Assumed Liabilities, including all rights in and to products sold or leased (including products returned after the Closing and rights of rescission, replevin and reclamation) in the operation or conduct of the Business and all guarantees, representations, warranties, indemnities and similar rights in favor of the Seller Parties to the extent relating to any of the Acquired Assets or any of the Assumed Liabilities (other than any such rights set forth in this Agreement); and

(i)　　all other assets primarily related to the Business; provided that all Fixtures and Equipment and Distribution Agreements will be transferred to Purchaser pursuant to the terms of Section 2(c) of the Transition Services Agreement.

"**Action**" shall mean any action, claim, suit, litigation, proceeding, labor dispute, arbitral action, governmental audit, inquiry, criminal prosecution, investigation or unfair labor practice charge or complaint.

"**Affiliate**" shall mean, with respect to any Person, (a) any other Person of which securities or other ownership interests representing more than ten percent (10%) of the voting interests are, at the time such determination is being made, beneficially owned or Controlled by such Person, or (b) any other Person which, at the time such determination is being made, is Controlling, Controlled by or under common Control with such Person. For the purposes hereof, (i) "**Control**," whether used as a noun or verb, refers to the possession, directly or indirectly, of the power to affirmatively direct, or affirmatively cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and (ii) a "**beneficial owner**" of a security is any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (x) voting power, which includes the power to vote, or direct the voting of, such security, or (y) investment power, which includes the power to dispose, or to direct the disposition of, such security. A Person shall lose its status as an Affiliate of a party if it no longer falls within the preceding definition of "Affiliate."

"**Assignment and Assumption Agreement**" means the Assignment and Assumption Agreement in the form attached hereto as **Exhibit M**.

"**Assignment of Copyrights**" means the Assignment of Copyrights in the form attached hereto as **Exhibit K**.

"**Assignment of Other Intellectual Property Rights**" means the Assignment of Other Intellectual Property Rights in the form attached hereto as **Exhibit L**.

"**Assignment of Patent Rights**" means the Assignment of Patent Rights in the form attached hereto as **Exhibit I**.

"**Assignment of Trademark Rights**" means the Assignment of Trademark Rights in the form attached hereto as **Exhibit J**.

"**Assumed Contracts**" shall mean all Contracts listed on **Schedule 1.1** under the heading "Assumed Contracts".

"**Bill of Sale**" means the Bill of Sale in the form attached hereto as **Exhibit H**.

"**Books and Records**" shall mean (a) all records and lists, including those relating to customers, suppliers or personnel, (b) all financial, legal, regulatory, Tax, accounting and personnel records and files, (c) all other books, ledgers, files, reports, plans, drawings and operating records, whether in hard copy or computer or other format (including historical files and documents of the Business stored on computer systems or backup files), maintained by or for the Seller Parties, and (d) all files relating to the Intellectual Property Rights, but in the case of each of (a)-(c) above, only to the extent used in or necessary for the Business.

"**Business Day**" means any day other than a Saturday, Sunday or other day on which commercial banks in New York City are required or authorized by Law to be closed.

"**Code**" means the United States Internal Revenue Code of 1986, as amended.

"**Company Disclosure Schedule**" means the disclosure schedule and related attachments attached hereto as **Exhibit B**.

"**Competing Product**" means any product, product line, process formulation or service that is designed, developed, manufactured, marketed or sold by or on behalf of anyone other than the Purchaser and is used or intended for use in the Field.

"**Confidentiality Agreements**" shall mean, collectively, the Mutual Confidentiality Agreement, dated on or about February 3, 2005 between the Company and the Purchaser; the letter agreement dated as of October 20, 2006 between the Company and the Purchaser, and the Common Interest and Confidentiality Agreement dated as of October 20, 2006, between the Company and the Purchaser.

"**Contract**" shall mean any agreement, contract, note, loan, evidence of indebtedness, purchase order, letter of credit, indenture, security or pledge agreement, franchise agreement, undertaking, covenant not to compete, covenant not to sue, employment agreement, license, instrument, obligation or commitment to which any Seller Party is a party or is bound and that relates to the Business or the Acquired Assets, whether oral or written.

"**Copyrights**" shall mean all U.S. and non-U.S. registered copyrights, applications for copyright registration and unregistered copyrights owned or licensed from a third party by any of the Seller Parties and that relate to the Field and/or the Existing Products.

"**Distribution Agreements**" shall mean those rights and obligations of the Seller Parties under the Distribution Agreements listed on **Exhibit C**, as such agreements may be terminated, modified or otherwise amended in accordance with **Section 5.1**, and as such other distribution agreements may be entered into after the date hereof in accordance with **Section 5.1**.

"**Environmental Laws**" means all applicable federal, state, local and foreign laws, statutes, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, treaties or binding agreements issued, promulgated or entered into by any Governmental Entity (as defined below), relating in any way to the environment, preservation or reclamation of natural resources or endangered species, the presence, management, Environmentally Relevant Release or threat of Environmentally Relevant Release of, or exposure to, Hazardous Materials and any Permits issued thereunder.

"**Environmentally Relevant Release**" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment or any natural or man-made structure.

"**Excluded Assets**" shall mean the following assets of the Seller Parties which are not to be acquired by Purchaser hereunder:

(a)   the corporate charters and other organizational documents of the Seller Parties or any of their respective Affiliates, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualification, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of the Seller Parties or any of their Affiliates as a corporation;

(b)   all cash, cash equivalents and investments (except as received pursuant to a Disposition pursuant to **Section 7.5**);

(c)   all accounts receivable and notes receivable;

(d)   all Fixtures and Equipment and other non-Inventory tangible assets (except that Fixtures and Equipment shall be treated under the terms of Section 2(c) of the Transition Services Agreement);

(e)   all Inventory (except that such Inventory shall be treated under the terms of the Transition Services Agreement);

(f)   any Permits that are not Acquired Assets;

(g)   all claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind against any Person to the extent related to the Liabilities that are not Assumed Liabilities;

(h)   all equity interests and other capital stock that is owned by the Company or the Subsidiary;

(i)   the assets listed on **Schedule 1.1** under the heading "Excluded Assets";

(j)   all rights of any Seller Party under Contracts that are not Assumed Contracts (except that Purchaser shall assume all obligations of the Seller Parties arising under the Distribution Agreements pursuant to and in accordance with the terms of Section 2(c) of the Transition Services Agreement);

(k)   all claims for refund of Taxes and other governmental charges of whatever nature attributable to the period ending on or before the Closing Date;

(l)   the rights of the Seller Parties under this Agreement and the other agreements entered into in connection herewith;

(m)   all insurance policies in the name of the Seller Parties or any of their Affiliates, and any rights to payment (whether matured or unmatured) with respect thereto; and

(n)   copies of all Books and Records that any Seller Party is required by Law or good business practice to retain in its possession.

"**Existing Products**" shall mean (a) the Confidence product line, together with the related cement system and cement injectors and (b) all other products conceived, reduced to practice or in development by Seller Parties prior to the Closing Date having application within the Field, excluding (i) the Next Generation Product, (ii) the B-Twin product line and (iii) the SKy product line.

"**FDA**" means the United States Food and Drug Administration.

"**FDA Act**" means the United States Food, Drug and Cosmetic Act, as amended, and applicable regulations and guidances thereunder.

"**Field**" shall mean the field of accessing, diagnosing or treating spinal disease states or disorders.

"**Fixtures and Equipment**" shall mean all of the machinery, automobiles, trucks, spare parts, tools, supplies, equipment and other tangible personal property owned by any Seller Party and primarily used in connection with the Business, wherever located and including any such Fixtures and Equipment in the possession of any of such Seller Party's suppliers, including all warranty rights with respect thereto.

"**GAAP**" shall mean generally accepted accounting principles in effect in the United States, applied on a consistent basis.

"**Governmental Entity**" shall mean any court or any governmental or other administrative or regulatory authority, department, ministry, agency or commission, whether federal, state or local, U.S. or non-U.S., including notified bodies designated by the member states of the European Union and the European Free Trade Association.

"**Hazardous Materials**" means (1) petroleum products and by-products, friable asbestos and friable asbestos containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone depleting substances or (2) any chemical, substance, waste, or contaminant that is prohibited, limited or regulated by or pursuant to any Environmental Law.

"**HSR Act**" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"**Intellectual Property Rights**" shall mean all intellectual property rights, whether protected, created or arising under the Laws of the United States or any other jurisdiction, including: (i) Trademark Rights; (ii) Patent Rights; (iii) Copyrights; (iv) Trade Secrets; (v) moral rights, publicity rights and any other proprietary, intellectual or industrial property rights of any kind or nature that do not comprise or are not protected by Trademark

Rights, Patent Rights, Copyrights or Trade Secrets and (vi) the right to sue for past, present or future infringement of any of the foregoing, that:

(a)   are owned and/or developed, or otherwise licensed from a third party by any of the Seller Parties; and

(b)   relate to the Field and/or the Existing Products.

"**Inventory**" shall mean all inventory held for resale and all raw materials, work in process, finished products, wrapping, supply and packaging items and similar items with respect to the Business and in each case whether owned or held by the Seller Parties or their Affiliates and wherever the same may be located.

"**Laws**" shall mean any law, constitution, statute, ordinance, regulation, rule, notice requirement, court decision, agency guideline, order, writ, injunction, award, judgment, decree, resolution, code, edict, treaty or binding agreement issued, enacted, adopted, promulgated, implemented, entered into or otherwise put into effect by or under the authority of any Governmental Entity.

"**Liabilities**" shall mean, as to any particular Person, any direct or indirect liability, indebtedness, obligation, commitment, claim, deficiency or guaranty of or by such Person of any type, whether known or unknown, disputed or undisputed, secured or unsecured, due or to become due, vested or unvested, liquidated or unliquidated, accrued, absolute, contingent, matured or unmatured, whether or not the same is required to be accrued on the financial statements of such Person.

"**Liens**" means any and all mortgages, liens, pledges, charges, restrictions or encumbrances of any nature whatsoever.

"**Manufacture and Supply Agreement**" shall mean the Manufacture and Supply Agreement, dated as of the Closing Date, between the Purchaser and the Company, in the form attached hereto as **Exhibit F**.

"**Next Generation Product**" means a vertebral compression fracture repair system to be developed after the Closing by the Entrepreneurs and that incorporates [***] and the other basic design features described by the Entrepreneurs in a schedule to the Non-Competition, Confidentiality and Development Agreement, and which is substantially different from the Company's existing Confidence system such that separate and new FDA and CE mark regulatory clearances or approvals will be required.

"**Non-Competition and Confidentiality Agreement**" means the Non-Competition and Confidentiality Agreement, in the form attached hereto as **Exhibit O**, between the Purchaser and Lewis Pell.

"**Non-Competition, Confidentiality and Development Agreement**" means the Post-Acquisition Non-Competition, Confidentiality and Development Agreement, in the form attached hereto as **Exhibit D**.

"**Patent Rights**" shall mean any and all U.S. and international patents and patent applications, inventor's certificates, utility models, design registrations, provisional applications, nonprovisional applications, substitutions, extensions, reissues, reexaminations, renewals, divisions, continuations, continuations-in-part, parents and other related applications and foreign counterparts of all of the foregoing (i) owned and/or developed by any of the Seller Parties or (ii) licensed from a third party by any of the Seller Parties and that are used or applied, or are capable of being used or applied, within the Field or relate to the Existing Products.

12

"**Permitted Liens**" means (i) Liens arising under equipment or maintenance financing or leasing agreements, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings, (iii) mechanics', workmen's, repairmen's, warehousemen's, and carriers' Liens, or Liens of a similar type, arising in the ordinary course of business and/or (iv) Liens expressly set forth in any Assumed Contract.

"**Person**" means an individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization or other entity, or any Governmental Entity or quasi-governmental body or regulatory authority.

"**Pre-Closing Tax Period**" means any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

"**Proprietary Rights**" means all U.S. and foreign trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, domain names, copyrights and copyright rights, patents and patent rights, mask works, brand names, trade dress, industrial or product designs, business and product names, logos, slogans, trade secrets, inventions (whether or not patentable), invention disclosures, processes, formulae, industrial models, designs, specifications, data, databases and data collections, technology, methodologies, computer programs (including all source codes, object codes, firmware, software, development tools, files, records and data), manufacturing, engineering and technical drawings, and any other trade secret or other technical information, whether or not subject to statutory registration, and all common law and world-wide rights to registrations of trademarks, service marks and copyrights, and the right to sue for patent

13

infringement, if any, in connection with any of the foregoing, and all documents, disks and other media on which any of the foregoing is stored.

"**Severance**" shall mean, with respect to any employee of the Seller Parties principally employed in Europe or Israel, any statutory pay, programmatic pay, contractual redundancy pay under a program, policy or contract of any Seller Party in effect immediately before the Closing, or pay in respect of contractual or statutory notice periods.

"**Software**" shall mean any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, and all documentation, including user manuals and training materials, relating to any of the foregoing; provided, however, that the term "Software" shall specifically exclude any computer programs that are generally available to the public, including computer programs available pursuant to "shrink wrap," "click wrap" and other similar license agreements.

"**Spine**" means the cervical, thoracic and lumbar regions, the sacrum, the coccyx, and all soft tissues attached to such bones, including the discs, facets, ligaments and muscles, and "**spinal**" shall have a correlating meaning.

"**Straddle Period**" means any Tax period beginning before and ending after the Closing Date.

"**Tax Return**" means any report, return, declaration, information return, statement or other information required to be supplied to a taxing authority with respect to any Tax or Taxes.

"**Trade Secrets**" shall mean non-public know-how, inventions, discoveries, improvements, concepts, ideas, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, data bases, inventions for which patent applications have not yet been filed and other technical information (i) owned or otherwise controlled by either of the Seller Parties or (ii) licensed from a third party by either of the Seller Parties and that relate to the Field and/or the Existing Products, but excluding any Copyrights or Patent Rights that may cover or protect any of the foregoing.

"**Trademark Rights**" shall mean trademarks, including all U.S. and non-U.S. registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, common-law trademarks and rights, service marks, trade dress, logos, trade names, corporate names, all rights arising from the use of or existing in connection with domain names, and all goodwill associated with the foregoing and all registrations and applications for registration of any of the foregoing owned or otherwise controlled by either of the Seller Parties and that relate to the Field and/or the Existing Products.

"**Transition Services Agreement**" shall mean the Transition Services Agreement, in the form of **Exhibit E** hereto.

"**TSA License Agreement**" shall mean the License Agreement, dated as of the Closing Date, between the Purchaser and the Company, in the form attached hereto as **Exhibit P**.

ARTICLE II

SALE AND PURCHASE OF ACQUIRED ASSETS AND ASSUMED LIABILITIES

2.1   Closing.

(a)   The closing (the "**Closing**") of the transactions contemplated herein with respect to the Business shall be held at 8:00 a.m., local time, at the offices of Proskauer Rose

15

LLP, 1585 Broadway, New York, New York 10036, on the date that is two (2) Business Day

after satisfaction or waiver of the conditions set forth in **Article VIII** (other than those conditions

that are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions), or

such other date as Purchaser and the Company shall mutually agree upon in writing (such date,

the "**Closing Date**"). Notwithstanding the foregoing, upon the expiration or termination of any

waiting periods or extensions under the HSR Act required to consummate the transactions

contemplated hereby, the Closing shall occur within two (2) Business Days after such expiration

or termination and satisfaction or waiver of the conditions set forth in **Article VIII** (other than

those conditions that are to be satisfied at Closing, but subject to the satisfaction or waiver of

those conditions).

(b)   <u>Documents Delivered to the Seller Parties</u>. At the Closing, the Seller

Parties shall have received, and the Purchaser shall execute and deliver, or, if applicable, cause

its Affiliates or its permitted assigns to execute and deliver, each of the following documents,

executed by the appropriate counterparty party thereto:

(i)   the Transition Services Agreement;

(ii)   the TSA License Agreement;

(iii)   the Manufacture and Supply Agreement;

(iv)   the Non-Competition, Confidentiality and Development

Agreement;

(v)   the Bill of Sale;

(vi)   the Assignment of Patent Rights;

(vii)   the Assignment of Trademark Rights;

(viii)   the Assignment of Copyrights;

(ix)   the Assignment of Other Intellectual Property Rights;

(x)   the Assignment and Assumption Agreement; and

(xi)   the Non-Competition and Confidentiality Agreement.

(c)   <u>Documents Delivered to the Purchaser</u>. At the Closing, the Purchaser shall have received, and the applicable Seller Party shall execute and deliver, or if applicable, cause the applicable third party (other than the Purchaser) to execute and deliver, each of the following, executed by the appropriate counterparty party thereto:

(i)   the Transition Services Agreement;

(ii)   the TSA License Agreement;

(iii)   the Manufacture and Supply Agreement;

(iv)   the Non-Competition, Confidentiality and Development Agreement;

(v)   the Bill of Sale;

(vi)   the Assignment of Patent Rights;

(vii)   the Assignment of Trademark Rights;

(viii)   the Assignment of Copyrights;

(ix)   the Assignment of Other Intellectual Property Rights;

(x)   the Assignment and Assumption Agreement;

(xi)   the Non-Competition and Confidentiality Agreement;

(xii)   releases of Liens on the Acquired Assets from Bank Hapoalim and Union Bank of Israel, Ltd., in form and substance reasonably satisfactory to Purchaser;

(xiii)   resolutions duly adopted by the Seller Parties' respective Boards of Directors and shareholders approving this Agreement and the transactions contemplated hereby, in form and substance reasonably satisfactory to the Purchaser;

(xiv)   the Acknowledgement and Waiver in the form attached hereto as **Exhibit Q**, executed by each of N.M.B. Medical Applications Limited, By-Pass Makafim Ltd. and Existent Ltd.;

(xv)   the legal opinion of Guy, Bachar & Co., counsel to the Company, dated the Closing Date and addressed to the Purchaser, in the form attached hereto as **Exhibit R**; and

(xvi)   all reasonably necessary forms and certificates complying with applicable Law duly executed and acknowledged by the Seller Parties, certifying that the transaction contemplated hereby is exempt from withholding under Section 1445 of the Code.

2.2   <u>Transfer of Acquired Assets</u>. Upon the terms and subject to the conditions contained herein, at the Closing, the Seller Parties will sell, convey, transfer, assign and deliver to Purchaser or such Affiliate of Purchaser as Purchaser will designate in accordance with **Section 11.8** hereof, and Purchaser or such Affiliate shall purchase and acquire from the Seller Parties, the Acquired Assets free and clear of all Liens except Permitted Liens.

2.3   <u>Assumption of Liabilities</u>. Upon the terms and subject to the conditions contained herein, at the Closing, Purchaser or such Affiliate of Purchaser as Purchaser will designate as permitted by **Section 11.8** hereof shall assume and pay, discharge and perform as and when due, and the Seller Parties shall assign to Purchaser (or such Affiliate of Purchaser) the following, and only the following, Liabilities of the Seller Parties relating to the Business (the "**Assumed Liabilities**"):

(a)   all Liabilities of Seller Parties or their Affiliates arising from and after the Closing under all Assumed Contracts;

(b)   all Liabilities of Seller Parties or their Affiliates arising from and after the Phase II Commencement Date (as defined in the Transition Services Agreement) under all Distribution Agreements;

(c)   all Liabilities set forth on **Schedule 2.3(b)**; and

(d)   all Liabilities arising out of or related to the ownership and use of the Acquired Assets and the operation and conduct of the Business on and after the Closing Date.

2.4   Retained Liabilities. Neither the Purchaser nor any Affiliate of the Purchaser shall assume, or otherwise be responsible for any and all Liabilities of the Seller Parties and their Affiliates not expressly assumed as an Assumed Liability in **Section 2.3**, whether liquidated or unliquidated, or known or unknown, whether arising out of occurrences prior to, at or after the Closing Date. Without limitation of the foregoing provisions of this **Section 2.4**, it is expressly agreed and understood that neither the Purchaser nor any Affiliate of the Purchaser shall assume any of the following liabilities of the Seller Parties:

(a)   any Liability of the Seller Parties to or in respect of any employees or former employees of the Seller Parties or their Affiliates, including, (i) any claim or demand of a current or former employee relating to or arising as a result of employment, termination by the Seller Parties thereof, or an employment agreement, whether or not written, between a Seller Party or its Affiliates and any Person, including, for this purpose, with respect to any Person claiming entitlements or benefits on the basis of a claimed employer-employee relationship between a Seller Party and such Person, (ii) any Liability under any employee plan at any time maintained, contributed to or required to be contributed to by or with respect to a Seller Party or its Affiliates or under which a Seller Party or its Affiliates may incur Liability, or any contributions, benefits or Liabilities therefor, or any Liability with respect to a Seller Party's or its Affiliates' withdrawal or partial withdrawal from or termination of any employee plan, (iii) any Liability under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("**COBRA**") arising as a result of any act or omission by Seller Parties, (iv) any Liability of a Seller Party or its Affiliates under the WARN Act, and any similar state, local U.S. or non-U.S. law or regulation, (v) any Liability of a Seller Party or its Affiliates for Severance, accrued vacation and/or paid time and/or mandatory or customary payment and/or benefit and/or entitlement for employees of a Seller Party or its Affiliates, and (vi) any claim of an unfair labor practice, or any claim under any state unemployment compensation or worker's compensation law or regulation or under any federal, state or non-U.S. employment discrimination law or regulation, which shall have been asserted prior to the Closing Date or is based on acts or omissions by any Seller Party which occurred prior to the Closing Date;

(b)   except as provided in **Section 2.9**, any Liability of a Seller Party or its Affiliates in respect of any Tax with respect to any Tax period (including any liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), (ii) as a transferee or successor, (iii) by contract or otherwise (iv) and any Liability for Tax attributable to the Acquired Assets or the Business with respect to any Pre-Closing Tax Period, including any Liability for the breach of the terms of any "approved enterprise" programs received by the Company which may result from the transactions contemplated by this Agreement (such Liability for Taxes for the portion of any

20

Straddle Period ending on the Closing Date shall be determined as follows: (A) in the case of any Taxes other than Taxes based upon or related to income or receipts, the portion allocable to the Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period; and (B) in the case of any Tax based upon or related to income or receipts, the portion allocable to the Straddle Period ending on the Closing Date shall be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date);

(c) any Liability to the extent arising from any injury to or death of any person or damage to or destruction of any property, whether based on negligence, breach of warranty, strict liability, enterprise liability or any other legal or equitable theory arising from defects in or use or misuse of products sold or from services performed by or on behalf of any Seller Party or any other Person prior to the Closing Date;

(d) any Liability of the Seller Parties for any Action to the extent arising out of or related to claims (i) asserted prior to the Closing Date against any Seller Party or against or in respect of any Acquired Assets or (ii) the basis of which shall have arisen prior to the Closing Date;

(e) except as expressly provided in this Agreement with respect to Assumed Contracts, any Liability of the Seller Parties to the extent resulting from entering into, performing its obligations pursuant to or consummating the transactions contemplated by this Agreement;

(f)   any Liability of a Seller Party or its Affiliates that arises out of or relates to any Excluded Asset;

(g)   any Liability of a Seller Party or the Business to any Seller Party's Affiliates arising prior to the Closing Date;

(h)   any Liability of a Seller Party for the payment of fees or expenses of any broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with any transaction contemplated hereby; and

(i)   any Liability of a Seller Party arising out of or relating to the ownership or operation of the Business or the Acquired Assets prior to the Closing Date, including outstanding (immediately prior to the Closing) debts or obligations owed to third parties under any Assumed Contracts.

2.5   Deferred Payments.

(a)   In consideration of the Seller Parties entering into this Agreement and agreeing to perform the covenants and agreements contained herein, including without limitation the provisions of **Section 5.4**, Purchaser or such Affiliate of Purchaser as Purchaser may designate in accordance with **Section 11.8** hereof shall pay or cause to be paid to the Company an aggregate amount equal to one hundred twenty million dollars ($120,000,000) as follows (collectively, the "**Deferred Payments**"), by wire transfer of immediately available funds and in lawful currency of the United States to one or more accounts designated in writing by the Seller Parties:

(i)   an aggregate amount of forty million dollars ($40,000,000) on January 7, 2008;

(ii)   an aggregate amount of forty million dollars ($40,000,000) on January 5, 2009; and

(iii)   an aggregate amount of forty million dollars ($40,000,000) on January 4, 2010.

(b)   Subject to **Section 10.8** hereof, in the event that the Purchaser shall fail to make any Deferred Payment within fifteen (15) days of the due date thereof, then in addition to all other remedies that the Company may have as a result of such failure, all Deferred Payments hereunder shall immediately become due and payable without further act or notice by the Company.

(c)   In the event that the Purchaser shall fail to make the Second Payment (as defined in the Non-Vertebroplasty Purchase Agreement) when due, then in addition to all other remedies that the Company may have as a result of such failure, all Deferred Payments hereunder shall immediately become due and payable without further act or notice by the Company.

2.6   Transfer of Distribution Agreements. Upon the Phase II Commencement Date (as defined in the Transition Services Agreement), the Purchaser and the Seller Parties shall execute and deliver such documents as shall be reasonably necessary to effect the transfer and assignment to Purchaser (or one or more Affiliates of Purchaser designated in accordance with **Section 11.8** hereof, as the case may be) of all right, title and interest in and to the Distribution Agreements, which documents shall be in form and substance reasonably consistent with the Assignment and Assumption Agreement; provided, however, that the Purchaser shall not be required to assume any obligations thereunder other than obligations incurred after the date hereof in the ordinary course of business consistent with past practice.

2.7   Allocation.

(a)   The Deferred Payments plus Assumed Liabilities, in each case, to the extent properly taken into account under the Code and the regulations promulgated thereunder, shall be allocated among the Acquired Assets and the non-competition undertakings contained in this Agreement in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder (and any similar provision of Israeli or other state, local or foreign Law, as appropriate) as set forth on **Exhibit G** hereto (as may be revised in accordance with the following sentence, the "**Allocation**"), which shall be jointly prepared by Purchaser and the Seller Parties before Closing. Purchaser and the Seller Parties agree to revise the Allocation to reflect any Deferred Payments or Assumed Liabilities, in either case to the extent not previously taken into account for purposes of the Allocation.

(b)   Purchaser and the Seller Parties agree to (i) be bound by the Allocation, (ii) act in accordance with the Allocation in the preparation of all financial statements and the filing of all Tax Returns (including filing Form 8594 with their United States federal income Tax

Return for the taxable year that includes the Closing Date) and in the course of any Tax audit,

Tax review or Tax litigation relating thereto, and (iii) take no position and cause their Affiliates

to take no position inconsistent with the Allocation in any filings, declarations or reports with

any U.S. or foreign Tax authority, including for income Tax purposes, United States federal and

state income Tax and non-U.S. income Tax, unless otherwise required pursuant to a

"determination" within the meaning of Section 1313(a) of the Code. Not later than

thirty (30) days prior to the filing of their respective Forms 8594 relating to this transaction if

such filing is required by Law, each of Purchaser and Seller Parties shall deliver to the other a

copy of its Form 8594.

        2.8   Transfer Taxes. All transfer, stamp, documentary, sales, use and similar

Taxes and any sales, use or other Taxes imposed by reason of the transfers of Acquired Assets

provided hereunder (excluding for the removal of doubt income or similar Taxes and further

excluding any VAT or similar Taxes, as to which **Section 2.9** hereof shall govern) and any

deficiency, interest or penalty asserted with respect thereto ("**Transfer Taxes**") shall be paid to

the relevant Taxing authority by the Seller Parties when due. The Seller Parties shall file all

necessary Tax Returns and other documentation with respect to all such Transfer Taxes;

provided, that, the Seller Parties shall permit Purchaser to review and comment on each such Tax

Return and other documentation prior to filing and shall make such revisions to each such Tax

Return and other documentation as are reasonably requested by Purchaser. If required by

applicable Law, Purchaser will, and will cause its Affiliates to, join in the execution of any such

Tax Returns and other documentation. The Seller Parties shall provide Purchaser with evidence

satisfactory to Purchaser that such Transfer Taxes have been paid by the Seller Parties, and

Purchaser shall reimburse the Seller Parties for fifty percent (50%) of such Transfer Taxes and the expenses incurred by Seller Parties in connection with the preparation of any related Tax

Return within fifteen (15) days after the date on which the Seller Parties have provided Purchaser

with reasonable evidence thereof.

2.9   VAT and Similar Taxes.

(a)   The parties understand and agree that the Deferred Payments have been

determined exclusive of VAT, and believe as of the date hereof that any applicable VAT rate

would be 0%. If in the reasonable opinion of the Company's counsel the VAT rate is not 0%,

then Purchaser shall be entitled to file a request pursuant to Section 20 of Israeli Value Added

Tax Law with respect to the transactions contemplated hereby (the "**VAT Request**"). At

Purchaser's request and expense, the Company shall cooperate with Purchaser in preparing and

filing the VAT Request. If Purchaser does not file a VAT Request, or if the VAT Request is

denied, the applicable VAT, to the extent required to be paid, shall be paid by Purchaser to the

Company at any time after the date on which the applicable portion of the Deferred Payment is

payable in accordance with this Agreement, but not later than two (2) Business Days prior to the

date upon which the Company is required to remit the applicable VAT to the Israeli VAT

Authorities, against receipt by Purchaser of a valid VAT invoice from the Company. The

Company will furnish an invoice to Purchaser reflecting a VAT rate of 0% unless in the

reasonable opinion of counsel to the Company the VAT rate is not 0%.

2.10   Withholding.

(a)   Withholding Under Israeli Law. Subject to the third sentence of this

Section 2.10, the Purchaser shall be entitled to deduct and withhold from the consideration

otherwise payable pursuant to this Agreement to the Seller Parties such amounts as the Purchaser

is required to deduct and withhold under Israeli Law, with respect to the making of such payment. To the extent that amounts are so withheld by the Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller Parties in respect of whom such deduction and withholding was made by the Purchaser. If, at or prior to the Closing, the Company delivers to the Purchaser a certificate from the Israeli Tax Authority evidencing an exemption from withholding of Taxes, which shall be applicable, valid and in effect as of the Closing, the Purchaser shall honor such withholding tax exemption. The Company has presented to Purchaser, and Purchaser acknowledges receipt of, a certificate from the Israeli Tax Authority evidencing an exemption from withholding of Taxes, which is applicable, valid and in effect, and as such, the Purchaser shall honor such withholding tax exemption.

(b) <u>Withholding Under Other Laws</u>. Should a withholding tax be levied by virtue of a double tax treaty or a source country's Law, the parties will undertake reasonable efforts and coordinate in advance of any payment in order to benefit from any tax treaty provision providing for a withholding tax exemption or a reduction of the applicable withholding tax rate; provided that under no circumstance shall Purchaser be entitled to delay any payment under this Agreement or withhold from or reduce all or any portion of any payment under this Agreement as a result of the provisions of this **Section 2.10(b)**, and the Seller Parties (and any of the stockholders of the Seller Parties) shall not be required to incur or suffer any financial detriment or loss in order to comply with the provisions of this **Section 2.10(b)**.

2.11 <u>Alternative Arrangements</u>. Notwithstanding anything contained herein or in any agreement or certificate executed and delivered in connection with the transactions contemplated hereby to the contrary, neither this Agreement nor any such agreement or certificate shall constitute an agreement to assign any Contract, Permit or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a default thereof. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights thereunder so that Purchaser would not receive all such rights, the Seller Parties shall, at the expense of the Purchaser, use commercially reasonable efforts to effect alternative arrangements in the form of a license, sublease, or operating agreement in form and substance reasonably satisfactory to Purchaser and the Seller Parties until such time as such consent or approval has been obtained that results in Purchaser receiving substantially all of the benefits under and bearing all the ordinary course costs, liabilities and other obligations with respect to any such Contract or Permit. Upon obtaining the requisite third party consent thereto, each such non-assignable Contract or Permit shall be transferred and assigned to Purchaser hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE BUSINESS

The Seller Parties hereby, jointly and severally, represent and warrant to the Purchaser as follows:

3.1   Organization of the Company and the Subsidiary.

(a)   Each of the Company and the Subsidiary is an entity duly formed, validly existing and in good standing (in jurisdictions that recognize the concept of "good standing") under the Laws of the jurisdiction of its organization, has all requisite company, corporate or other power to own, lease and operate its properties and assets and to carry on the Business as now being conducted. Each of the Company and the Subsidiary is duly qualified or licensed to do business and is in good standing as a foreign entity in each jurisdiction in which the nature of its business or ownership or leasing of its properties or assets makes such qualification or licensing necessary.

(b)   On November 17, 2006, the Board of Directors of the Company recommended to the shareholders of the Company to voluntarily liquidate the Company. On December 10, 2006, the shareholders of the Company duly approved to commence a voluntary liquidation of the Company and duly appointed Motti Beyar as the receiver of the Company.

3.2   Subsidiaries.

(a)   **Schedule 3.2(a)** of the Company Disclosure Schedule shows for the Subsidiary: (i) its jurisdiction of organization and each other jurisdiction in which it is qualified to do business, (ii) the authorized and outstanding capital stock or other ownership interests of the Subsidiary, and (iii) the identity of and number of shares of such capital stock or other ownership interests owned (of record and beneficially) by each holder thereof.

(b)   The Subsidiary is duly organized, validly existing and in good standing in its jurisdiction of organization, with all requisite corporate power to own, lease and operate its properties and assets and to carry on the Business as now being conducted, and is duly qualified and/or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of its business or ownership or leasing of its properties and assets makes such qualification or licensing necessary.

(c)   The capital stock and hence the entire equity of the Subsidiary is owned, beneficially and of record, by the Company. Except for the Company's ownership of the Subsidiary, and except as set forth on **Schedule 3.2(c)** of the Company Disclosure Schedule, neither of the Seller Parties has any equity, membership, joint venture or other ownership interest in any Person.

3.3   Authority; No Conflict; Required Filings and Consents.

(a)   Each Seller Party has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. Without limiting the foregoing, the receiver of the Company has all requisite power and authority to operate the business of the Company during the liquidation of the Company and to enter into and execute this Agreement, in each case on behalf of the Company, and to cause the Company to consummate the transactions contemplated hereby. This Agreement, and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each Seller Party. This Agreement has been duly executed and delivered by each Seller Party. This Agreement constitutes, assuming the due authorization, execution and delivery by the Purchaser, the valid and binding obligation of each Seller Party, enforceable against each Seller Party in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors' rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity. No vote or written consent of any holder of securities of any Seller Party is necessary to approve this Agreement or any of the transactions contemplated hereby except such as has been obtained prior to the date hereof.

(b)   The execution and delivery by each Seller Party of this Agreement does not, the consummation of the transactions contemplated hereby will not and the Company's commencement of a voluntary liquidation does not, (i) result in the creation of any Liens on any of the Acquired Assets (other than Permitted Liens and Liens created pursuant to the terms of this Agreement and the other agreements and documents executed in connection with the consummation of the transactions contemplated hereby), (ii) conflict with, or result in any

violation or breach of any provision of the articles of organization, certificate of incorporation,

bylaws or other formation documents of either Seller Party, (iii) violate any Laws applicable to

either Seller Party, or (iv) except as set forth on **Schedule 3.3(b)** of the Company Disclosure

Schedule, conflict with or result in a breach of, or give rise to a right of termination of or loss of

benefit under, or accelerate the performance required by the terms of any judgment, court order

or consent decree, or any Material Contract or constitute a default thereunder.

(c)   Neither the execution and delivery by the Seller Parties of this Agreement

nor the consummation of the transactions contemplated hereby nor the Company's

commencement of a voluntary liquidation will require any consent, approval, order or

authorization of, or registration, declaration or filing with, or notification to any Governmental

Entity or any Person, except for (i) such consents, approvals, orders, authorizations, registrations,

declarations and filings as may be required under applicable federal and state securities Laws,

(ii) such filings as may be required under the HSR Act, and (iii) such other consents, approvals,

authorizations, permits, filings, registrations and notifications which are listed on

Schedule 3.3(c) of the Company Disclosure Schedule.

3.4   Tax Matters.

(a)   For purposes of this **Section 3.4** and other provisions of this Agreement

relating to Taxes, the term "**Tax**" or "**Taxes**" shall mean all taxes, however denominated,

including any interest, penalties, linkage differentials (*hefreshei hatzmada*) or other additions to

Tax that may become payable in respect thereof, imposed by any federal, territorial, state, local

or foreign government.

(b)   Except as set forth on **Schedule 3.4(b)** of the Company Disclosure

Schedule, (i) all Tax Returns required to be filed prior to the date hereof by the Company and/or

the Subsidiary have been filed, (ii) all Taxes whether or not shown on such Tax Returns have

been paid in full or have been accrued on the Company's financial statements, (iii) the Company

and the Subsidiary have withheld and paid over all Taxes and other compulsory payments

required to have been withheld and paid over prior to the date hereof in connection with amounts

paid or owing to any employee, independent contractor, or other third party, (iv) none of the

Company and/or the Subsidiary is currently the beneficiary of any extension of time within

which to file any Tax Return, and (v) there are no Liens on any of the Acquired Assets with

respect to Taxes, other than Permitted Liens.

(c)   Except as set forth on **Schedule 3.4(c)** of the Company Disclosure

Schedule: (i) the Tax Returns of the Company and the Subsidiary are not being audited by a

taxing authority, and to the Knowledge of the Seller Parties, no such audit is threatened,

(ii) neither the Company nor the Subsidiary is a party to any action or proceeding for assessment

or collection of Taxes, and, to the Knowledge of the Seller Parties, no such action or proceeding

is threatened against the Company or the Subsidiary, (iii) no claim has ever been made by a

Governmental Entity in a jurisdiction where either the Company and/or the Subsidiary does not

file Tax Returns that such entity is or may be subject to taxation by that jurisdiction, and (iv) no

waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns

of the Company or the Subsidiary.

(d)   Except as set forth on **Schedule 3.4(d)** of the Company Disclosure

Schedule, neither the Company nor the Subsidiary is a party to any Tax sharing agreement.

Neither the Company nor the Subsidiary has applied for or received any pre-tax ruling from the

Israel Tax Authority or any other Tax assessing agency regarding the Business or the Acquired Assets, except for a pre-tax ruling relating to the tax liabilities of the Company, its Subsidiary and the shareholders of the Company, and except for any pre-tax ruling that shall not limit the ability of the Seller Parties to sell the Acquired Assets in accordance with the terms hereof or affect or otherwise cause the Purchaser to incur any Liability.

3.5   Absence of Certain Changes or Events. Since June 30, 2006 through the date of this Agreement, except as set forth on **Schedule 3.5** of the Company Disclosure Schedule, neither the Company nor the Subsidiary has:

(a)   made any material change in the accounting methods or practices it follows other than as required by Law or GAAP;

(b)   made any capital expenditures or commitments exceeding $20,000 per expenditure or commitment, or $100,000 in the aggregate in respect of the Business;

(c)   sold, assigned, transferred or licensed any patents, trademarks, trade names, copyrights, trade secrets or other intangible assets, in each case used in connection with the Business, except nonexclusive licenses in the ordinary course of business consistent with past practice;

(d)   sold, leased, licensed, transferred, or otherwise disposed of any of its properties or assets primarily used in the Business, except Inventory sold or transferred in the ordinary course of business consistent with past practice and obsolete or worn out equipment sold or otherwise disposed of in a manner consistent with past practice which was not otherwise material (individually or in the aggregate) to the Business, or canceled any material indebtedness or waived any material claims or rights of material value;

(e)   suffered any damage to or destruction or casualty of (whether or not covered by insurance) any asset individually or in the aggregate material to the operation of the Business;

(f)   failed to pay any creditor any amount arising from the operation of the Business owed to such creditor when due, other than good faith disputes and trade payables arising in the ordinary course of business and not past due more than sixty (60) days;

(g)   failed to discharge or satisfy any Lien on any of the Acquired Assets, other than Permitted Liens, at or prior to the time that the obligation with respect to such Lien became due;

(h)   defaulted on any material obligation relating to the conduct or operation of the Business without curing such default;

(i)   granted any allowances or discounts with respect to the Business outside the ordinary course of business consistent with past practice or sold Inventory materially in excess of reasonably anticipated consumption for the near term outside the ordinary course of business consistent with past practice;

(j)   incurred or assumed any Liabilities with respect to the Business other than in the ordinary course of business consistent with past practice and Liabilities that are not Assumed Liabilities;

(k)   amended, cancelled or terminated any Assumed Contract or Permit that is an Acquired Asset or entered into any Material Contract or obtained any Permit primarily related to the Business, other than in the ordinary course of business and consistent with past practices;

(l)   failed to carry on the Business in the ordinary course and consistent with past practices so as to preserve the Acquired Assets and the Business and the goodwill of the suppliers, customers, distributors and others having business relations with the Business; or

(m)   entered into any agreement or commitment, whether in writing or otherwise, to do any of foregoing.

3.6   Title to Property and Assets. Except as set forth on **Schedule 3.6(a)** of the Company Disclosure Schedule, the Seller Parties have good and valid title to all of the Acquired Assets, free and clear of all Liens, except for Permitted Liens. Following the consummation of the transactions contemplated by this Agreement and the execution of the instruments of transfer contemplated by this Agreement, Purchaser will acquire good and marketable title to all of the Acquired Assets, free and clear of any Liens, other than Permitted Liens. Except as set forth on **Schedule 3.6(b)** of the Company Disclosure Schedule, the Acquired Assets include all of the tangible and intangible property of the Seller Parties primarily used in, primarily related to or primarily dedicated to the Business. Except as set forth on **Schedule 3.6(c)** of the Company Disclosure Schedule, all of the tangible Acquired Assets (other than Inventory) are (a) suitable for the uses to which they are currently employed, (b) in good operating condition and repair, subject to normal and ordinary wear and tear, (c) regularly and properly maintained, (d) free from any material defects and (e) are adequate and sufficient for all current operations of the Business. **Schedule 3.6(d)** of the Company Disclosure Schedule sets forth a true, complete and accurate list of each item, or each group of like items (stating the number), of the tangible Acquired Assets, which list identifies (i) the type and location of each such item or group of items, and (ii) to the extent available, the original acquisition date and cost of such items.

3.7   Intellectual Property.

(a)   **Schedule 3.7(a)** of the Company Disclosure Schedule contains a true and complete list of all registered Intellectual Property Rights, including the jurisdictions in which each such Intellectual Property Right has been issued or registered or in which any application for such issuance and registration has been filed. **Schedule 3.7(a)(i)** lists all registered Intellectual Property Rights owned by a third party and either used by the Company and/or the Subsidiary pursuant to written contracts or agreements or knowingly incorporated by the Company and/or the Subsidiary into any of the Existing Products. The Company and the Subsidiary collectively are the sole and exclusive owners of, or otherwise have a right to use, all Intellectual Property Rights, free and clear of any Liens other than Permitted Liens; and **Schedule 3.7(a)(ii)** of the Company Disclosure Schedule contains a true and complete list of all Contracts to which the Company and/or the Subsidiary is a party, relating to any item of Intellectual Property Rights, other than "shrink wrap," "click wrap" and other similar license agreements relating to software applications that are generally available to the public. To the Knowledge of the Seller Parties and except as set forth on **Schedule 3.7(a)(ii)** of the Company Disclosure Schedule and except for "shrink wrap," "click wrap" and other similar license agreements relating to software applications that are generally available to the public, to the extent that any third party Proprietary Rights are incorporated into, integrated or bundled with, or used by the Company and/or the Subsidiary in the development, manufacture or compilation of any of the Existing Products, the Company and/or the Subsidiary has a written agreement with such third party with respect thereto pursuant to which the Company and/or the Subsidiary either has obtained complete, unencumbered and unrestricted ownership of, and is the exclusive owner of, or has obtained perpetual, nonterminable licenses sufficient for the conduct of the Business as

36

currently conducted by the Company and/or the Subsidiary to all such third party Proprietary Rights.

(b)   All Assumed Contracts entered into between the Company and/or the Subsidiary and a third party for use of third party Proprietary Rights are set forth on **Schedule 3.7(b)(i)** of the Company Disclosure Schedule. To the Knowledge of the Seller Parties, no party to any Assumed Contract for use of third party Proprietary Rights to which the Company or the Subsidiary is a party is in breach or default in any material respect, and no written notice of termination has been given or, to the Knowledge of the Seller Parties, threatened. The consummation of the transactions contemplated by this Agreement will neither result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to such Assumed Contracts, nor give any third party to any such Assumed Contract the right to do any of the foregoing. Following the Closing, and assuming all consents and/or notices required by the Assumed Contracts have been duly obtained and/or given, as the case may be, Purchaser will be permitted to exercise all of the rights of the Company and/or the Subsidiary under the Assumed Contracts to the same extent the Company and/or the Subsidiary would have been able had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company and/or the Subsidiary would otherwise be required to pay. Except as set forth on **Schedule 3.7(b)(ii)** of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor the Subsidiary has granted licenses or covenants not to sue, or sold or otherwise transferred (other than standard licenses or rights to use granted to customers and distributors in the ordinary course of its business) any of the Intellectual Property Rights to any third party, and there exists no obligation by the Company or the Subsidiary to assign, license or otherwise transfer any of the Intellectual Property Rights to any third party (other than the obligations of the Seller Parties hereunder).

(c)   Except as set forth on **Schedule 3.7(c)(i)** of the Company Disclosure Schedule, as of the date of this Agreement, (i) none of the Intellectual Property Rights, or the Assumed Contracts relating thereto, is the subject of any pending (or, to the Knowledge of the Seller Parties, threatened) litigation, and (ii) no third party has provided the Company or the Subsidiary with written notice that it claims any ownership of or right to use any Intellectual Property Rights, and (iii) to the Knowledge of the Seller Parties, no third party is infringing upon, violating, misusing or misappropriating any Intellectual Property Rights. Except as set forth on **Schedule 3.7(c)** of the Company Disclosure Schedule, to the Knowledge of the Seller Parties, as of the date of this Agreement, the conduct of the business of the Company and/or the Subsidiary, including the production, marketing, selling, and servicing of their products, is not infringing upon the Proprietary Rights of any third party, and no proceedings have been instituted against, or written notices received by the Company or the Subsidiary, alleging that the Existing Products infringe upon any Proprietary Rights of a third party or that any of the Intellectual Property Rights are invalid. Except as set forth on **Schedule 3.7(c)(ii)** of the Company Disclosure Schedule, the Seller Parties have not obtained or received any written opinion of counsel regarding any Proprietary Right of a third party (other than Proprietary Rights of the Purchaser).

(d)   Except as set forth on **Schedule 3.7(d)** of the Company Disclosure Schedule, all Intellectual Property Rights owned by the Company and/or the Subsidiary were developed by current or former employees, consultants, independent contractors or agents of the Company or the Subsidiary and (if not owned as a matter of law) have been assigned to the

Company or the Subsidiary and, to the Knowledge of the Seller Parties, are free of any claims of such employees, consultants, independent contractors or agents thereto. To the Knowledge of the Seller Parties, none of such employees, consultants, independent contractors or agents has violated any agreement with respect to the use or disclosure of third party confidential information or Proprietary Rights or has developed any technology, Software or other copyrightable, patentable or otherwise proprietary work for the Company or the Subsidiary that is subject to any agreement under which such employee, consultant, independent contractor or agent has assigned or otherwise granted, or is obligated to assign or otherwise grant, to any third party any rights in or to such technology, Software or other copyrightable, patentable or otherwise proprietary work.

(e)   To the Knowledge of the Seller Parties, the Seller Parties own or possess adequate rights in and to all Intellectual Property Rights necessary to conduct the Business as presently conducted.

(f)   Except as set forth on **Schedule 3.7(f)** of the Company Disclosure Schedule, no issued patent or registered trademark of the Company and/or the Subsidiary is subject to any interference, cancellation, reexamination, opposition proceeding or any other actual or, to the Knowledge of the Seller Parties, threatened proceedings challenging statutory or regulatory requirements, scope, validity or ownership, anywhere in the world. To the Knowledge of the Seller Parties, (i) no inequitable conduct that would be in violation of 37 C.F.R. § 1.56 has been committed in the prosecution of the Patent Rights, and (ii) no material information was intentionally withheld from any entity requiring disclosure of such information during prosecution of the Patent Rights.

(g)   Insofar as applicable to any particular registered Intellectual Property Rights, to the Knowledge of the Seller Parties, all such registered Intellectual Property Rights are in full force. All maintenance fees, issue fees, annuities and other fees required to maintain the Intellectual Property Rights, which are due prior to the date of this Agreement, have been paid and all such maintenance fees, issue fees, annuities and other fees required to maintain the Intellectual Property Rights that are due prior to one hundred twenty (120) days after the date of this Agreement are set forth on **Schedule 3.7(g)** of the Company Disclosure Schedule.

(h)   Each current and former employee and consultant of the Company and/or the Subsidiary engaged in any activity involving the design, development or other similar inventive activities on behalf of the Business has signed an agreement requiring assignment of inventions and other Proprietary Rights to the Company and/or the Subsidiary.

(i)   Except as set forth on **Schedule 3.7(i)** of the Company Disclosure Schedule, the Seller Parties have the right to bring actions for infringement of all Intellectual Property Rights, free and clear of any prior Lien.

(j)   To the Knowledge of the Seller Parties, except for applications pending, all of the patents and trademarks listed in **Schedule 3.7(a)** of the Company Disclosure Schedule as having been registered have been duly issued in the jurisdictions so noted and are subsisting.

(k)   Neither the Company nor the Subsidiary has entered into any Contract to indemnify any Person against any charge of infringement or misappropriation of any Proprietary Rights of any third party, other than indemnification provisions contained in purchase orders or license agreements arising in the ordinary course of business (copies of which have been made available to Purchaser or Purchaser's counsel).

(l)   The Company and/or the Subsidiary have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information included in the Intellectual Property Rights. To the Knowledge of the Seller Parties, all use, disclosure or appropriation of such information by or to a third party has been pursuant to the terms of a written agreement between the Company and/or the Subsidiary and such third party. To the Knowledge of the Seller Parties, all use, disclosure or appropriation of such information by or to the Company and/or the Subsidiary has been pursuant to the terms of a written agreement or other legal binding arrangement between the Company and/or the Subsidiary and the owner of such information, or is otherwise lawful.

(m)   No (i) government funding, including funding pursuant to a government grant; (ii) facilities or personnel of a university, college, other educational or medical institution or research center; or (iii) funding from any Person (other than the Company and/or the Subsidiary) was used in the development of the Intellectual Property Rights developed and owned by the Company and/or the Subsidiary, or, to the Knowledge of the Seller Parties, owned but not developed by the Company or the Subsidiary. To the Knowledge of the Seller Parties, no current or former employee, consultant, independent contractor, or agent of the Company and/or the Subsidiary, who was involved in, or who contributed to, the creation or development of any Intellectual Property Rights, was employed by or has performed services for any government, university, college or other educational or medical institution or research center during a period of time during which such employee, consultant, independent contractor, or agent was also performing services for the Company and/or the Subsidiary.

3.8   Material Contracts.

(a)   Except as set forth on **Schedule 3.8(a)** of the Company Disclosure Schedule, as of the date of this Agreement neither the Company nor the Subsidiary is a party to or bound by, and the Acquired Assets are not subject to, any of the following Contracts (in each case below, to the extent that the same relates to the Business or the Acquired Assets):

(i)   any Contracts for the purchase or sale of Inventory entered into in the ordinary course of business, which either individually or in conjunction with Contracts with the same party, and in connection with the same matter, relate to commitments in excess of $50,000 per annum (including any agreements requiring the payment of any royalties, milestones, minimum purchase payments or other guarantees made by or on behalf of the Company);

(ii)   any Contracts relating to the purchase, lease or similar arrangement of any machinery, equipment, furniture, fixture or similar property having a value in excess of $50,000;

(iii)   any Contracts with (A) any director, officer, employee or Affiliate of any Seller Party involving payments in excess of $75,000 per annum (or the equivalent amount in another currency), or (B) to the Knowledge of the Seller Parties, any Affiliate or family member of any of the foregoing involving payments in excess of $75,000 per annum, or (C) any director, officer or employee of Bypass Inc. or Existent Inc. or NMB Medical Applications Ltd. involving payments in excess of $75,000 per annum;

(iv)   any independent contractor or similar Contract that (x) involves the payment or receipt of more than $50,000 per annum and (y) is not

42

terminable within thirty (30) days' notice or less without penalty, liability or premium;

(v) any currently effective collective bargaining or union agreements with respect to its employees;

(vi) any agreement (A) restricting the Company or the Subsidiary from engaging, participating, or competing with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property Rights; (B) granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of first refusal or rights of first negotiation to any other Person; or (C) otherwise limiting the right of the Company or the Subsidiary to sell, distribute or manufacture any Existing Products or services related thereto;

(vii) any agreement of guarantee, credit support, assumption or endorsement of, any indebtedness for borrowed money of other Persons;

(viii) any line of credit, standby financing, revolving credit or other similar financing arrangement of any sort that is secured by any Acquired Assets;

(ix) any agreement relating to any joint venture or partnership arrangement between the Company or the Subsidiary and a third party;

(x) any leases for real property or personal property;

(xi) any distributorship, customer sales or leasing Contracts under which the Company or the Subsidiary is currently providing or receiving products or services and involving more than $75,000 per annum; and

(xii)   any Contract of indemnification or warranty, other than (A) under a Seller Party's unmodified forms of standard customer/distribution agreements, the forms of which have been made available to Purchaser or its counsel, or (B) warranties implied by Law;

(xiii)   any Contract pursuant to which the Company or the Subsidiary has acquired or divested a business or entity, or all or substantially all of the assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase or sale of assets, license or otherwise;

(xiv)   any Contract with any Governmental Entity;

(xv)   any confidentiality, secrecy or non-disclosure Contract in effect other than (A) any such Contract entered into with customers or distributors in the ordinary course of business pursuant to a Seller Party's standard unmodified form (a copy of which has been made available to Purchaser or its counsel) and (B) any such Contract entered into in connection with a possible disposition by the Company of the Business, the terms of which prohibit the Company and/or the Subsidiary from disclosing the existence of such Contract, the parties thereto and/or the provisions thereof;

(xvi)   any agreement pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the transactions contemplated hereunder, either alone or in combination with any other event, which trigger or exercise of rights, consequence, result or effect would materially impair the ability of

44

Purchaser to consummate the transactions hereunder or operate the Business after Closing; and

(xvii) any Contracts related to research or development with respect to Existing Products.

The agreements, documents and instruments set forth on **Schedule 3.8(a)** of the Company Disclosure Schedule are referred to herein as "**Material Contracts**". True, complete and correct copies of each document or instrument in its complete, current and up-to-date version and true, complete and correct written description of the material terms of any non-written Contract listed on **Schedule 3.8(a)** of the Company Disclosure Schedule (Material Contracts) have been made available to the Purchaser.

(b) Except as set forth on **Schedule 3.8(b)** of the Company Disclosure Schedule, all of the Material Contracts are valid, binding in accordance with their respective terms, in full force and effect, and enforceable against (i) the Company and/or the Subsidiary which are a party thereto, and (ii) to the Knowledge of the Seller Parties, each third party which is party thereto, in accordance with their respective terms, except, in each case, to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors' rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

(c) Except as set forth on **Schedule 3.8(c)** of the Company Disclosure Schedule, neither the Company nor the Subsidiary is in material default under or in material breach or material violation of any Material Contract. To the Knowledge of the Seller Parties, no other party is in material default under or in material breach or material violation of any Material Contract.

3.9   Compliance with Laws. Each of the Company and the Subsidiary is not in material violation of any, and has not received any written notices of material violation with respect to any, applicable Laws with respect to the conduct, ownership or operation of the Business.

3.10   Labor Matters. Except as set forth on **Schedule 3.10** of the Company Disclosure Schedule, each of the Company and the Subsidiary is in compliance with all Laws currently applicable to it respecting employment and employment practices, terms and conditions of employment, and wages and hours. There is no unfair labor practice complaint against the Company or the Subsidiary pending or, to the Knowledge of the Seller Parties, threatened before the National Labor Relations Board. There is no strike, labor dispute, slowdown, or stoppage pending or, to the Knowledge of the Seller Parties, threatened against the Company or the Subsidiary. To the Knowledge of the Seller Parties, no union organizing activities are taking place with respect to the Business of the Company or the Subsidiary.

3.11   Insurance. **Schedule 3.11** of the Company Disclosure Schedule contains a complete and accurate list of all policies of fire, liability, workers' compensation, title and other forms of insurance owned or held by the Company or the Subsidiary as of the date hereof. All such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are in full force and effect, all premiums with respect thereto that have become due and payable have been paid, and no notice of cancellation or termination has been received with respect to any such policy except for such policies, premiums, cancellations or terminations that individually or in the aggregate have not had and would not reasonably be expected to have a material adverse effect on the Business (taken as a whole). Such policies are sufficient, in the reasonable opinion of the Company, for compliance by the Company with (i) all requirements of applicable Laws and (ii) all Material Contracts, and each of the Company and its Subsidiaries has complied in all material respects with the provisions of each such policy under which it is an insured party. The Company has not been refused any insurance with respect to its assets or operations by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance, during the last five (5) years. There are no pending or, to the Knowledge of the Seller Parties, threatened material claims under any insurance policy.

3.12 Litigation. Except as set forth on **Schedule 3.12** of the Company Disclosure Schedule, there is no material private or governmental Action or, to the Knowledge of the Seller Parties, investigation, pending before any Governmental Entity, or, to the Knowledge of the Seller Parties, threatened against the Company or the Subsidiary or any of their respective officers or directors (in their capacities as such), in each case with respect to the Business or a material portion of the Acquired Assets. There is no unsatisfied judgment, decree or order against the Company or the Subsidiary, or, to the Knowledge of the Seller Parties, any of their respective directors or officers (in their capacities as such) related to the Business. As of the date hereof, there is no Action pending or, to the Knowledge of the Seller Parties, threatened against the Seller Parties which, if adversely determined could reasonably be expected to have a material adverse effect on the Business (taken as a whole).

3.13 Governmental Authorizations and Regulations.

(a) Except as set forth on **Schedule 3.13(a)** of the Company Disclosure Schedule, the Company and the Subsidiary have all applications, licenses, permits, approvals, authorizations, clearances, registrations, certificates, filings, consents or orders, and supplements or amendments thereto, filed with or issued or granted by, any Governmental Entity (including permits issued under the FDA Act) (collectively, the "**Permits**") required for the operation of the Business as currently conducted, the holding of any interest in any of its properties and assets, and the operation of its facilities. The operation of the Business is in substantial compliance with all such Permits, and all of such Permits are in full force and effect.

(b) All Existing Products manufactured, marketed, sold or distributed by the Seller Parties in the United States have been granted 510(k) clearance by the FDA or do not require separate 510(k) clearance and documentation of such has been internally maintained. No Existing Product is or was, at the time of any introduction, an article that is or was prohibited from introduction into interstate commerce under the FDA Act, including Sections 301, 501, 502, 510, 515 or 801 thereof. The Company or the Subsidiary has obtained in all countries where the Company or the Subsidiary is marketing or has marketed Existing Products, all applicable Permits regulating the safety, effectiveness, and market clearance of the Existing Products that are currently marketed by the Company or the Subsidiary. **Schedule 3.13(b)** of the Company Disclosure Schedule sets forth a list of all of the Company's and the Subsidiary's Permits regarding testing, market clearance, safety and effectiveness of the Existing Products.

(c) The Company and the Subsidiary are in compliance in all material respects with the FDA's registration and listing requirements to the extent required by applicable Law, and the Existing Products, if so required, have been manufactured in all material respects in accordance with the Good Manufacturing Practice requirements in the FDA Act and the Quality System Regulations promulgated by the FDA, and are in conformance in all material respects with all applicable CE Marking certifications. The Existing Products have been manufactured in all material respects in accordance with the Company's specifications. The Existing Products have not been adulterated or misbranded within the meaning of the FDA Act, or within the meaning of any applicable Law. The Company and the Subsidiary are in compliance in all material respects with the Laws, procedures and specifications applicable to them with respect to the development, design, manufacture, processing, storage, import, export, distribution, packaging, labeling, testing, inspection, marketing and sales of the Existing Products promulgated by any Governmental Entity that has jurisdiction over the Company in a state, country or territory where the Company manufactures, sells or markets the Existing Products. The Company and the Subsidiary have not received any written notice, or to the Knowledge of the Seller Parties, any non-written notice, from any Governmental Entity alleging or asserting noncompliance with any applicable Laws or Permits, and the Seller Parties have no Knowledge or reason to believe that any Governmental Entity is considering such action.

(d)   Except as set forth in **Schedule 3.13(d)** of the Company Disclosure Schedule, the Company and the Subsidiary have never conducted any voluntary or mandatory recalls, field notifications, field corrections, market withdrawals, warnings, "dear doctor" letters, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of any Existing Products (collectively, "**Recall**") and to the Seller Parties' Knowledge, there is not pending any investigation or other action of any Governmental Entity, or any other information, that is reasonably likely to result in a Recall action.

(e)   All studies, tests and preclinical and clinical trials being conducted by or on behalf of the Company and the Subsidiary are being conducted in compliance in all material respects with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable Laws (including the applicable requirements of Good

Laboratory Practices or Good Clinical Practices and the FDA Act and its implementing

regulations, including 21 CFR Parts 50, 54, 56, 58 and 812). Neither Seller Party has received

any written notices, written correspondence or other written communication from the FDA, an

institutional review board or any Governmental Entity requiring the termination, suspension or

material modification of any clinical trials conducted by, or on behalf of, such Seller Party, or in

which such Seller Party has participated, and the Seller Parties have no Knowledge that the FDA,

an institutional review board or any Governmental Entity is considering such action.

        3.14   Compliance with Environmental Requirements. This Section is the

exclusive provision herein containing representations and warranties pertaining to environmental

matters. Except as set forth on **Schedule 3.14** of the Company Disclosure Schedule, (i) each of

the Company and the Subsidiary is, and has been, in material compliance with all Environmental

Laws and has obtained and materially complied with all Permits applicable to such Person and

required under Environmental Laws, including Environmental Laws relating to pollution or

protection of the environment, the emission, discharge or release of Hazardous Materials into air,

surface water, groundwater, or land, or the manufacture, processing, distribution, use, treatment,

storage, disposal, transport, or handling of Hazardous Materials; (ii) the Company and the

Subsidiary have not caused any Environmentally Relevant Releases or threatened

Environmentally Relevant Releases of Hazardous Materials in, on, under or affecting any

properties currently or formerly owned, leased or operated by the Company or the Subsidiary

that would require investigation or clean-up under Environmental Laws the failure of which

could reasonably be expected to have a material adverse effect on the Business (taken as a

whole); and (iii) there are no conditions, circumstances, activities, practices, incidents, or actions

known to Seller Parties which would reasonably be expected to form the basis of any claim,
Action, suit, proceeding, hearing, or investigation of, by, against or relating to the Company or
the Subsidiary arising under Environmental Laws and based on or related to the manufacture,
processing, distribution, use, treatment, storage, disposal, transport, handling, emission,
discharge, release or threatened release into the environment, of any Hazardous Materials which
could reasonably be expected to have a material adverse effect on the Business (taken as a
whole).

   3.15 Customers and Suppliers.

   (a) **Schedule 3.15(a)** of the Company Disclosure Schedule contains a true and
complete list of (i) the ten (10) largest customers, original equipment manufacturers, value-added
resellers or distributors of the Business and (ii) the ten (10) largest suppliers of the Business, in
order of dollar volume, during (x) the twelve-month period ended December 31, 2005 and (y) the
eight-month period ended August 31, 2006, showing in each case the total business in dollars
from each such customer, original equipment manufacturer, value-added reseller, distributor or
supplier during such period.

   (b) Except as set forth on **Schedule 3.15(b)** of the Company Disclosure
Schedule, since September 30, 2006, (i) there has not been any material adverse change in the
business relationship of the Company or the Subsidiary with any customer or supplier named on
Schedule 3.15(a) of the Company Disclosure Schedule, (ii) no Seller Party has received any
written communication from any customer, original equipment manufacturer, value-added
reseller, distributor or supplier named on **Schedule 3.15(a)** of any intention to terminate or
materially modify existing contracts with such Seller Party and (iii) no Seller Party has received
any written communication from any supplier that such supplier expects in the foreseeable future

any material difficulty in obtaining, in the quantity and quality and at a price consistent with past practices, the raw materials, supplies or component products required for the manufacture, assembly or production of the Existing Products.

3.16   Books and Records. The Books and Records are stated in reasonable detail and accurately and completely reflect in all material respects all information relating to the Business, the nature, acquisition, disposition, maintenance, location and collection of its assets and properties, and the nature of all transactions giving rise to its obligations or accounts receivable.

3.17   Affiliate Transactions. Except as set forth in **Schedule 3.17** of the Company Disclosure Schedule, neither any officer nor any director of the Company or the Subsidiary, nor any child, spouse, parent or sibling or any other family member of any such officer or director, or any Affiliate of the Company or the Subsidiary:

(a)   directly or indirectly owns, in whole or in part, any property, asset or right of material significance, used in connection with the Business; or

(b)   directly or indirectly has an interest in any Assumed Contract.

3.18   Warranties; Product Liability.

(a)   Warranties. Except as set forth in **Schedule 3.18(a)** of the Company Disclosure Schedule, (i) there are no warranties (other than those warranties implied by law), written or oral, with respect to any Product, (ii) there are no claims pending or, to the Knowledge of the Seller Parties, threatened, with respect to any such warranty, and (iii) to the Knowledge of the Seller Parties, there exists no valid basis for any such claims.

(b)   Product Liability. Except as set forth in **Schedule 3.18(b)** of the Company Disclosure Schedule, there have been no product liability claims, suits, actions or proceedings involving the Company or the Subsidiary relating to the Existing Products nor, to the Knowledge of the Seller Parties, has any such claim, suit, action or proceeding been threatened.

3.19   Governmental Grants. **Schedule 3.19** of the Company Disclosure Schedule provides a complete list of all pending and outstanding grants, incentives, exemptions and subsidies (collectively, "**Grants**") from the government of the State of Israel or any agency thereof, or from any non-Israeli governmental or administrative agency, received by either of the Seller Parties in respect of the Business, including from (i) the Investment Center, (ii) the OCS, (iii) the BIRD Foundation or any similar bi-national research and development authority, (iv) the Fund for the Encouragement of Marketing, or (v) the Israel Tax Authority. The Seller Parties have made available to Purchaser, prior to the date hereof, correct copies of all material documents relating to such Grants or evidencing applications to receive any such Grants, including letters of approval, and supplements thereto. Without limiting the generality of the above, **Schedule 3.19** of the Company Disclosure Schedule includes the aggregate amounts of each Grant, the amounts already received under such Grant, the amount to be received under such Grant, and the aggregate outstanding obligations and liabilities of each Seller Party thereunder, including, with respect to royalties and payment obligations. Each Seller Party is in compliance, in all material respects, with the terms and conditions of their respective Grants and has duly fulfilled, in all material respects, all the undertakings relating thereto. There is no event or other set of circumstances which could reasonably be expected to lead to the revocation or material modification of any of the Grants. Neither the execution, delivery and performance of this Agreement by each Seller Party nor the consummation by such Seller Party of the transactions contemplated hereby, will contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Grant given by any Governmental Entity (or any benefit provided or available thereunder).

3.20   Inventory. Since September 30, 2006, each Seller Party has continued to replenish inventories in a normal and customary manner consistent with past practices. **Schedule 3.20** of the Company Disclosure Schedule sets forth a list of the Seller Parties' Inventory as of September 30, 2006.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO THE PURCHASER

The Purchaser hereby represents and warrants to the Seller Parties as follows:

4.1   Organization of the Purchaser. The Purchaser is a Delaware corporation, validly existing and in good standing under the Laws of the state of its organization and has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the concept of good standing exists and in which the nature of its business or ownership or leasing of its properties and assets makes such qualification or licensing necessary.

4.2   Authority; No Conflict; Required Filings and Consents.

(a)   The Purchaser has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser. This Agreement constitutes,

54

assuming the due authorization, execution and delivery by the Seller Parties, a valid and binding obligation of the Purchaser, enforceable by the Seller Parties against the Purchaser in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors' rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or equity.

(b)   The execution and delivery by the Purchaser of this Agreement does not, and consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of any provision of the governing documents of the Purchaser, (ii) violate any Law applicable to the Purchaser, or (iii) conflict with or result in a breach of, or give rise to a right of termination of or loss of benefit under, or accelerate the performance required by the terms of any judgment, court order or consent decree, or any material agreement to which the Purchaser is party or constitute a default thereunder.

(c)   Neither the execution and delivery of this Agreement by the Purchaser nor the consummation of the transactions contemplated hereby will require any consent, approval, order or authorization of, or registration, declaration or filing with, or notification to any Governmental Entity or any Person, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws and the securities Laws of any foreign country and (ii) such filings as may be required under the HSR Act.

4.3   Capital Resources. The Purchaser has available, or has access to, all necessary funds to consummate the transactions contemplated by this Agreement.

4.4   Litigation. There is no Action pending or, to the Purchaser's Knowledge, threatened against the Purchaser (i) which, if adversely determined, could reasonably be expected to adversely affect the Purchaser's ability to perform hereunder, or (ii) which seeks to enjoin or obtain damages in respect of the transactions contemplated hereby.

4.5   No Brokers. The Purchaser is not obligated for the payment of fees or expenses of any broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with any transaction contemplated hereby.

4.6   Independent Analysis. The Purchaser has had a reasonable opportunity to ask questions of and receive information and answers from persons acting on behalf of the Seller Parties concerning the Business and has had an opportunity to conduct a due diligence investigation of the Company. In entering into this Agreement, the Purchaser has relied upon (i) the express representations and warranties of the Seller Parties set forth in **Article III (Representations and Warranties relating to the Business)**, (ii) other express obligations of the Seller Parties that are set forth in this Agreement (including but not limited to covenants) and (iii) the Purchaser's own due diligence and analysis. The Purchaser acknowledges that, except as set forth in **Article III**: (i) neither of the Seller Parties, nor any of their respective Affiliates, nor any of their respective officers, directors, attorneys, financial advisors, agents or other representatives (collectively "**Representatives**") makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Purchaser or any of its Affiliates or any of their respective Representatives or otherwise; and (ii) the Purchaser acknowledges that, except as expressly set forth in the representations and warranties in **Article III**, there are no representations or warranties of any kind, express or implied, with respect to the Seller Parties or the Business. The Seller Parties acknowledge that any investigation, examination, analysis, evaluation or due diligence

conducted by the Purchaser or on its behalf shall not limit, prevent or impair any claim or other

right or benefit to which the Purchaser may be entitled under this Agreement nor any claim that

the Purchaser may otherwise have for indemnification under **Section 10.1 (Indemnification of**

the Purchaser).

ARTICLE V

PRE-CLOSING COVENANTS OF THE SELLER PARTIES

5.1   <u>Conduct of Business Prior to the Closing</u>. Except (i) as contemplated by

this Agreement, (ii) as described in **Schedule 5.1** of the Company Disclosure Schedule, or (iii) to

the extent that the Purchaser shall otherwise consent in writing, during the period from the date

hereof until the earlier of the Closing Date and the termination of this Agreement in accordance

with its terms, the Seller Parties shall use commercially reasonable efforts to conduct the

operations of the Business in the ordinary course of business consistent with past practices, to

preserve intact its current business organizations related to the Business, keep available the

service of its current officers and employees necessary to operate the Business in the ordinary

course of business consistent with past practices and to preserve its relationships with customers,

suppliers, distributors, lessors, creditors, employees, contractors and others having business

dealings with respect to the Business in the ordinary course of business consistent with past

practices. Without limiting the generality of the foregoing, except as otherwise expressly

provided in this Agreement and except as described in **Schedule 5.1** of the Company Disclosure

Schedule, from the date hereof through the Closing Date, the Seller Parties shall not, with respect

to the Business, without the prior written consent of the Purchaser:

(a)   acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, other than any such transaction that does not involve the Business or the Acquired Assets;

(b)   except as permitted by clause (d)(iii) below, (i) purchase, acquire or lease any material assets that would constitute Acquired Assets other than in the ordinary course of business consistent with past practice or (ii) sell, assign, transfer, convey, lease, mortgage, pledge or otherwise dispose of, or subject to any Lien (other than a Permitted Lien) any Acquired Assets except in the ordinary course of business consistent with past practice and, to the extent not otherwise material (individually or in the aggregate) to the Business, obsolete or worn out equipment sold or disposed of in a manner consistent with past practice;

(c)   except as may be required by Law or as a result of a change in GAAP, change any of the material accounting principles, practices or methods used by it;

(d)   (i) enter into any Contract that would be material to the Business, taken as a whole, other than Contracts or agreements in the ordinary course of business consistent with past practices, (ii) amend, modify, terminate or waive any right under any Assumed Contract, other than in the ordinary course of business consistent with past practices, or (iii) authorize any capital expenditures in respect of the Business that would affect an Acquired Asset or increase the Assumed Liabilities in excess of $20,000 individually or $50,000 in the aggregate;

(e)   transfer or license to any Person or otherwise extend, amend or modify any rights to any Intellectual Property Rights other than licenses granted to distributors and suppliers in the ordinary course of business consistent with past practices;

(f)	incur any Liability for long-term interest bearing indebtedness, guarantee the obligations of others or, except in the ordinary course of business consistent with past practice, incur any other Liability, in each case, to the extent such Liability or guarantee would result in an increase in the Assumed Liabilities (other than Liabilities incurred in connection with Assumed Contracts and Distribution Agreements entered into, or amended or modified, in the ordinary course of business consistent with past practice);

(g)	fail to expend funds for budgeted capital expenditures with respect to the Business;

(h)	fail to pay the accounts payable and any debts owed or obligations due to the Business, or pay or discharge any Liabilities related to the Business, in each case (i) in the ordinary course of business and consistent with past practices, and (ii) excluding any such payables, debts or Liabilities that are disputed by a Seller Party in good faith;

(i)	fail to use commercially reasonable efforts to maintain the Acquired Assets in substantially their current state of repair, excepting normal and ordinary wear and tear, or fail to use commercially reasonable efforts to replace, consistent with Seller Parties' past practice, inoperable, worn-out or obsolete or destroyed Acquired Assets;

(j)	fail to comply in all material respects with all Laws applicable to the Acquired Assets or the Business consistent with past practices;

(k)	fail to use its commercially reasonable efforts to (i) maintain existing relationships with suppliers, customers and others having business dealings with Seller Parties relating to the Business in the ordinary course of business and consistent with past practices and (ii) otherwise to preserve the goodwill of the Business so that such relationships and goodwill

will be preserved through the Closing in the ordinary course of business consistent with past

practices;

(l) receive or apply for the receipt of any Grants or agree to the amendment of

any of the terms and conditions of any of the outstanding Grants if such receipt, application or

amendment increases the Assumed Liabilities or results in any Lien on, or other limitation on the

transfer of, the Acquired Assets (other than Permitted Liens);

(m) allow any Intellectual Property Rights to lapse or be abandoned prior to

Closing without the written consent of the Purchaser; or

(n) take or agree in writing or otherwise to take any of the actions described in

Sections 5.1(a) through **5.1(m)**.

5.2 <u>Access to Information</u>. Until the Closing, the Seller Parties shall allow the

Purchaser and its agents and representatives reasonable access during normal business hours

upon reasonable notice to the books, records, representatives, employees, agents and offices, and

vendors and suppliers of the Business, and shall furnish Purchaser and its representatives all

financial, operating and other data and information with respect to the Acquired Assets or the

Business as the Purchaser or its Affiliates, through their respective representatives, may

reasonably request. All such access shall be subject to the terms of the Confidentiality

Agreements, which agreement shall continue in full force and effect in accordance with their

respective terms.

5.3 <u>Satisfaction of Conditions Precedent</u>. The Seller Parties shall use their

reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent that are set

forth in **Section 8.1 (Conditions to Obligations of Each Party)**, and shall deliver, or cause to be

delivered, to the Purchaser, those documents set forth in **Section 2.1(c)**.

5.4   No Solicitation.

(a)   From the date hereof until the earlier of the Closing or the termination of this Agreement pursuant to **Section 9.1 (Termination)** hereof, the Seller Parties will not, and will not permit or cause any of their officers, directors, employees, investment bankers, consultants and other agents or representatives to, directly or indirectly, take any action to solicit, initiate, encourage, respond to or facilitate the making of any Acquisition Proposal (as defined below) or any inquiry with respect thereto or engage in discussions or negotiations with or furnish any information to any Person (other than the Purchaser, the Purchaser's Affiliates and counsel or other representatives of any of the foregoing) with respect thereto, or otherwise assist or participate in or facilitate or cooperate with in any other manner any effort or attempt by any Person that has made or, to the Knowledge of the Seller Parties, is contemplating making any Acquisition Proposal.

(b)   For purposes of this Agreement, "**Acquisition Proposal**" means any bona fide offer or proposal for, or any indication of interest in, (i) a merger or other business combination involving the Company or the Subsidiary, (ii) the acquisition of a majority of the equity in the Company or the Subsidiary or (iii) the acquisition of all or any portion of the Acquired Assets (excluding sales and other dispositions of Inventory in the ordinary course of business and obsolete or worn out equipment sold in a manner consistent with past practice which was not otherwise material (individually or in the aggregate) to the Business), in one transaction or series of related transactions, in each case other than the transactions contemplated by this Agreement and the Non-Vertebroplasty Purchase Agreement.

(c)   Seller Parties shall immediately cease and cause their representatives to cease any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any actual or potential Acquisition Proposal.

(d)   If any Seller Party receives after the date of this Agreement and prior to the earlier of the Closing Date or the termination of this Agreement, any offer or proposal relating to an Acquisition Proposal, the Company shall promptly notify the Purchaser that such an offer or proposal was made, and unless such offer or proposal is the subject of any confidentiality or non-disclosure obligations existing on or prior to the date hereof, notify the Purchaser as to the identity of the offeror or the Person making any such offer or proposal or the specific material terms of such offer or proposal, as the case may be.

ARTICLE VI

PRE-CLOSING AND OTHER COVENANTS OF PURCHASER

6.1   Satisfaction of Conditions Precedent. The Purchaser will use its reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in **Sections 8.1 (Conditions to Obligations of Each Party)** and **8.2 (Additional Conditions to Obligations of the Seller Parties)**, and the Purchaser will use its reasonable best efforts to cause the transactions contemplated by this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties (including any Governmental Entity) that may be necessary or reasonably required on its part in order to effect the transactions contemplated by this Agreement. Purchaser shall deliver, or cause to be delivered, to the Seller Parties, those documents set forth in **Section 2.1(b)**.

ARTICLE VII

CERTAIN COVENANTS AND AGREEMENTS

7.1   Confidentiality.

(a)   From the Closing Date, the Seller Parties shall maintain, and shall cause their Affiliates (collectively, the "**Confidentiality Parties**") to maintain, the confidentiality of all proprietary information relating to the Business, including information relating to the technical, manufacturing or marketing information, ideas, methods, developments, inventions, improvements, business plans, trade secrets, scientific or statistical data, diagrams, drawings, specifications or other proprietary information relating thereto, together with all analyses, compilations, studies or other documents, records or data prepared by Seller Parties or Purchaser or their respective Representatives which contain or otherwise reflect or are generated from such information ("**Confidential Information**"), except to the extent that such information (i) is in the public domain other than as a result of a breach of this Agreement by the Confidentiality Parties, or (ii) is required by Law to be disclosed; provided that the Seller Parties comply with the provisions set forth in **Section 7.1(c)** hereof or (iii) being disclosed by or on behalf of the Seller Parties in connection with any Action pursuant to which the Seller Parties seek to enforce their rights or remedies under this Agreement or any of the other documents, agreements, Contracts or certificates executed or delivered in accordance with the term hereof or otherwise contemplated hereby.

(b)   The obligations of the Seller Parties pursuant to this **Section 7.1** shall remain in effect for a period of five years from the Closing.

(c)   If any of the Seller Parties or any Affiliate thereof is requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process, but excluding any Action to enforce the rights of the Seller Parties under this Agreement or any of the other documents, agreements, Contracts or certificates executed or delivered in accordance with the term hereof or otherwise contemplated hereby) or is required by operation of law to disclose any Confidential Information, the Company shall provide the Purchaser with prompt written notice of such request or requirement, which notice shall, if practicable, be at least 72 hours prior to making such disclosure, so that the Purchaser may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of such a waiver, any Seller Party determines, upon the advice of counsel, that such Seller Party is legally compelled to disclose Confidential Information, then such Seller Party may disclose that portion of the Confidential Information which such counsel advises is legally required to be disclosed, provided that such Seller Party uses its reasonable efforts to preserve the confidentiality of the Confidential Information, whereupon such disclosure shall not constitute a breach of this Agreement.

(d)   In the event of a breach of any provision of this **Section 7.1**, the Purchaser may, in addition to other rights and remedies existing in its favor, apply to any court of competent jurisdiction for specific performance and injunctive relief in order to enforce or prevent any violation of such provisions.

7.2   No Public Announcement. Each of the parties hereto shall consult with the other parties before issuing any press releases or otherwise making any public statements with respect to this Agreement and the transactions contemplated hereby, and each of the parties shall not issue any such press release or make any such public statement without the express written consent of the other parties, unless the release of such information is required by applicable Law. Notwithstanding the foregoing, on or following the Closing Date, Purchaser

shall be entitled to make a public announcement regarding the transactions contemplated hereby

if the Purchaser deems it reasonably necessary or appropriate to fulfill its obligations as a public

company; provided, however, that with respect to the Purchaser's first public announcement of

this Agreement and/or the transactions contemplated hereby, the Purchaser shall provide the

Company with a copy of such announcement at least 24 hours prior to the announcement being

publicized and shall in good faith consider any proposed changes thereto requested by the

Company.

       7.3   Further Assurances. Prior to and following the Closing, each party hereto

agrees to cooperate fully with the other parties and to execute such further instruments,

documents and agreements and to give such further written assurances, as may be reasonably

requested by any other party to better evidence and reflect the transactions described herein and

contemplated hereby and to carry into effect the intents and purposes of this Agreement. The

Seller Parties shall take all actions reasonably necessary or required to be taken for the

procurement, maintenance, enforcement and defense of the Patent Rights. Prior to and following

the Closing, in the event that the parties, acting reasonably and in good faith, determine that an

item set forth on the Company Disclosure Schedules as an Acquired Asset is mistakenly included

as such, and instead should have been included as an Acquired Asset under the Non-

Vertebroplasty Purchase Agreement, each party hereto agrees to cooperate fully with the other

parties to correct such error.

7.4   Non-competition Covenant. The Seller Parties agree as follows:

(a)   For a period of five (5) years from and after the Closing, each of the Seller Parties agree that it will not, individually or otherwise, do any of the following anywhere in the world:

(i)   directly or indirectly, own any interest in, control, be employed by or associated with, or render services (including but not limited to services in research) to any person or entity, or subsidiary, subdivision, division, or joint venture of such entity (except the Purchaser and its Affiliates), in connection with the design, development, manufacture, license, distribution, marketing, or sale of a Competing Product; provided, however, that each Seller Party may purchase or otherwise acquire up to (but not more than) two percent (2%) of any class of publicly traded securities of any enterprise (but without participating in the activities of the enterprise);

(ii)   directly or indirectly, solicit, attempt to solicit, interfere, or attempt to interfere with the Purchaser's relationship with its customers or potential customers, on behalf of any person or entity engaged in the design, development, manufacture, marketing, or sale of a Competing Product; or

(iii)   directly or indirectly design, develop, manufacture, license, distribute, market, or sell any Competing Product.

(b)   The parties acknowledge and agree that the market for the Existing Products is worldwide and that the provisions of this **Section 7.4** shall apply throughout the world.

(c)   For the avoidance of doubt, it is hereby clarified that the restrictions set forth in this **Section 7.4** shall not apply to (i) any sales of Existing Products by the Seller Parties pursuant to the terms of the Transition Services Agreement and the TSA License Agreement and (ii) any Exploitation (as defined in the Outside Field License Agreement) of the Intellectual Property Rights that is permitted by the Outside Field License Agreement.

(d)   In addition to any other relief or remedies afforded by law or in equity, if a Seller Party breaches its obligations under this **Section 7.4**, the Purchaser shall be entitled, as a matter of right and without posting any bond or other security, to injunctive relief in any court of competent jurisdiction. This shall not preclude the granting of any other appropriate relief including, without limitation, money damages against a Seller Party for breach of this **Section 7.4**.

(e)   Notwithstanding anything to the contrary in this **Section 7.4**, the Purchaser acknowledges and agrees that the restrictions set forth in this **Section 7.4** shall not apply to any third party that acquires by merger, acquisition of stock or assets, all or substantially all of the business or assets of the Seller Parties if such third party (i) is not otherwise Affiliated with any Seller Party prior to the consummation of such transaction and (ii) is engaged in the Business prior to entering into any Contract with respect to such acquisition; provided that such third party would not otherwise be subject to the restrictions set forth in this **Section 7.4** but for the consummation of such acquisition.

7.5   HSR Act.

(a)   Subject to the terms and conditions of this Agreement, the Seller Parties and the Purchaser shall use their respective reasonable best efforts to make all necessary filings required under the HSR Act (including, but not limited to, the Notification and Report Form

(16 C.F.R. Part 803 – Appendix)) as soon as the Purchaser determines is prudent and practicable but not later than twenty (20) Business Days after the date of this Agreement, and each party agrees to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant thereto.

(b)   From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, each party hereto shall promptly notify the other party of any pending or threatened action or investigation by any Governmental Entity seeking to restrain or prohibit the consummation of the transactions contemplated hereby or otherwise limit the right of the Purchaser to own or operate all or any portion of the Business or the Acquired Assets.

(c)   To the extent permitted by applicable Law, the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with all filings, applications, notices, analyses, appearances, presentations, memoranda, submissions, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party before any Governmental Entity in connection with the approval of the contemplated transactions (except with respect to Taxes); provided, however, that in the event of a disagreement concerning any such filing, application, notice, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal, the determination of the Purchaser shall be conclusive; provided, further that nothing will prevent a party from responding to or complying with a subpoena or other legal process required by Law or submitting factual information in response to a request therefore. In addition, except as prohibited by Law, the Company shall (i) promptly notify the Purchaser of any communication to the Company from any Governmental Entity relating to the approval or disapproval of the transactions contemplated hereby; and (ii) not participate in any meetings or substantive discussions with any Governmental Entity with respect thereto without consulting with and offering the Purchaser a meaningful opportunity to participate in such meetings or discussions.

(d) Notwithstanding anything to the contrary in this Agreement, the Purchaser shall take all actions that are necessary to permit and cause the Closing to occur as soon as possible and in any event prior to the September 30, 2007, including taking all actions that are necessary to comply with any requirement, request or condition sought or imposed by the United States Federal Trade Commission ("**FTC**") or the Antitrust Division of the United States Department of Justice ("**DOJ**") or other Governmental Entity, relating in any way to this Agreement or the consummation of the transactions contemplated hereby ("**Government Conditions**"), where the failure to satisfy any Government Condition would prevent or make illegal such timely consummation of the transactions contemplated hereby, including (i) proposing, negotiating, offering to commit and effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, out-license or other disposition of such of the Acquired Assets as the Purchaser deems necessary (a "**Disposition**"), and (ii) taking all other actions necessary or reasonable, as determined by the Purchaser, including instigating or defending any proceeding or litigation, making reasonable offers of compromise, and promptly removing or causing to be removed any direction, determination, requirement, injunction, order, condition or limitation, that prevents or would prevent, or that makes illegal, the timely consummation of the transactions contemplated by this Agreement. Notwithstanding the immediately preceding sentence, (x) the Purchaser, in its sole discretion, may decide not to enter into any Disposition, settlement, undertaking, condition or limitation otherwise necessary to comply with any Government Conditions, and (y) the Purchaser shall not be required to enter into a Disposition with respect to any assets other than the Acquired Assets. In furtherance of the foregoing, except as prohibited by Law, the Company shall, at the Purchaser's request, take all actions that are reasonably necessary to comply with any Government Conditions; provided, however, that in the event that the Acquired Assets are to be sold, divested, out-licensed or otherwise disposed of in a transaction other than the Closing, the Seller Parties shall not be obligated to take any such action unless as a condition to such transaction the third party involved therein is required to execute and deliver the Non-Competition, Confidentiality and Development Agreement or in lieu thereof, the Entrepreneurs shall otherwise be compensated therefor or otherwise receive the benefit of their bargain pursuant thereto.

(e)   If the Closing Date shall not have occurred on or prior to September 30, 2007, the Purchaser shall thereafter be required to use its continuous best efforts to cause the Closing to occur as promptly as reasonably practicable thereafter, and the Seller Parties shall provide such cooperation and assistance as shall be necessary in connection therewith without unreasonable disruption to the operation of the business of the Seller Parties (other than the Business); provided, however, no party shall be required to take or refrain from taking any action in violation of applicable Law.

(f)   The Purchaser shall indemnify the Seller Indemnified Parties and hold the Seller Indemnified Parties harmless against any Damages that the Seller Indemnified Parties incur by reason of their compliance with this **Section 7.5**.

(g)   The Purchaser shall be entitled to receive and retain any Net Proceeds (as defined below) from Dispositions under this Agreement. "**Net Proceeds**" shall mean, for any Disposition, the sum of all amounts received in respect of such Disposition net of (a) expenses reasonably incurred by the Seller Parties in connection with such Disposition, and (b) without duplication any amounts in Damages pursuant to **Section 7.5(f)**.   For the avoidance of doubt,

Net Proceeds shall not include any proceeds or payments allocable to any assets or rights other than the Acquired Assets that are the subject of such Disposition.

7.6   Purchaser's Financial Statements. From and after the date hereof, upon the Purchaser's request and at Purchaser's expense, the Seller Parties shall cooperate with, and use their reasonable best efforts to assist the Purchaser and such independent auditor as the Purchaser shall designate with respect to the preparation of such financial statements relating to the Business as Purchaser shall be required to file under Regulation S-X under U.S. federal securities Laws.

7.7   Dissolution of the Company. The Company shall not, without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), dissolve prior to the date on which all Deferred Payments have been satisfied by or on behalf of the Purchaser.

7.8   Additional Covenants of the Seller Parties.

(a)   The Seller Parties shall take such actions as set forth on **Schedule 7.8(a)** of the Company Disclosure Schedule.

(b)   Regardless of priority claims recited in, or material incorporated by reference into, the patents and applications listed in Table #1 (entitled "Confidence Bone System") of **Schedule 3.7(a)** of the Company Disclosure Schedules, neither of the Seller Parties shall, individually or otherwise, anywhere in the world, file, prosecute or otherwise pursue claims that rely for support on any disclosure, whether incorporated by reference or otherwise, in any patent or patent application set forth on **Schedule 3.7(a)** of the Company Disclosure Schedule to the Non-Vertebroplasty Purchase Agreement.

7.9   Tax Matters. To the extent the Purchaser and the Seller Parties reasonably agree the same are required, the Seller Parties shall use their commercially reasonable efforts to procure and provide the Purchaser with such clearance certificates or other documents as the Purchaser reasonably determines are required by any state taxing authority to relieve the Purchaser of any obligation to withhold any portion of the payments to the Seller Parties pursuant to this Agreement.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1   Conditions to Obligations of Each Party. The respective obligations of each party to this Agreement to consummate the transactions contemplated hereby at Closing shall be subject to the satisfaction or waiver prior to the Closing of the following conditions:

(a)   HSR Act. The waiting period under the HSR Act shall have expired or terminated.

(b)   No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the transactions contemplated hereby shall have been issued; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the transactions contemplated hereby which prohibits, restrains or makes illegal the consummation of such transactions.

8.2   Additional Conditions to Obligations of the Seller Parties. In addition to the conditions set forth above, the obligation of the Seller Parties to consummate the transactions contemplated hereby at Closing is subject to the Seller Parties having received all payments

required by Section 2.5 of the Non-Vertebroplasty Purchase Agreement.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1   Termination. This Agreement may be terminated at any time prior to the

Closing:

(a)   by mutual written consent of the Purchaser and the Seller Parties; and

(b)   by the Seller Parties, by giving written notice to the Purchaser, if (i) the

Non-Vertebroplasty Purchase Agreement is terminated, (ii) the Purchaser fails to make any

payment to the Seller Parties required pursuant to Section 2.5 of the Non-Vertebroplasty

Purchase Agreement when due within five (5) Business Days following a demand therefor by the

Seller Parties after such payment becomes due, or (iii) the Purchaser fails to make any payment

to the Seller Parties required pursuant to **Section 2.5** hereof when due within five (5) Business

Days following a demand therefor by the Seller Parties after such payment becomes due.

9.2   Effect of Termination. In the event of termination of this Agreement as

provided in **Section 9.1 (Termination)**, this Agreement shall immediately become void and have

no effect and there shall be no liability or obligation on the part of the Purchaser, any Seller Party

or their respective officers, directors, stockholders, members, or Affiliates, except that (a) in the

case of any breach arising prior to such termination, the rights and remedies hereunder with

respect thereto shall survive any such termination and continue in full force and effect, (b) the

payment obligations of the Purchaser under **Section 2.5** hereof shall survive any such

termination and continue to be and remain in full force and effect, and (c) the obligations of the

Seller Parties under Section 7.8(b) shall survive any such termination and continue in full force and effect (provided, however, in respect of this clause (c) that the Closing under the Non-Vertebroplasty Purchase Agreement shall have occurred).

9.3   Fees and Expenses. Except as set forth in **Section 7.5**, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the transactions contemplated hereby are consummated. Except as set forth in **Section 7.5**, each party (or its Affiliate) shall bear any filing fees imposed upon it under the HSR Act.

ARTICLE X

INDEMNIFICATION

10.1   Indemnification of the Purchaser.

(a)   From and after the date hereof and subject to the limitations contained in this **Article X**, each Seller Party shall, jointly and severally, indemnify the Purchaser and its respective equity holders, officers, directors, employees, agents, attorneys, accountants, advisors, Affiliates and its successors and assigns (collectively, the "**Purchaser Indemnified Parties**") and hold the Purchaser Indemnified Parties harmless against any loss, expense, liability, claim, obligation, fine, penalty, cost or other damage, including reasonable attorneys' fees, to the extent of the actual amount of such loss, expense, liability or other damage (collectively, "**Damages**") that the Purchaser Indemnified Parties have incurred by reason of (i) the inaccuracy or breach by the Seller Parties of any representation or warranty contained in **Article III (Representations and Warranties Relating to the Business)** of this Agreement or the Non-Vertebroplasty Purchase Agreement, or any other agreement, Contract, certificate or other document executed or delivered by or on behalf of any Seller Party in connection with the consummation of the transactions contemplated hereby or by the Non-Vertebroplasty Purchase Agreement, (ii) the

74

breach by the Seller Parties of any covenant, agreement or other obligation of the Seller Parties contained in this Agreement or the Non-Vertebroplasty Purchase Agreement, or any other agreement, Contract, certificate or other document executed or delivered by or on behalf of any Seller Party in connection with the consummation of the transactions contemplated hereby or by the Non-Vertebroplasty Purchase Agreement, (iii) any Damages of the Purchaser arising out of or resulting from the failure of the Subsidiary to comply with any applicable bulk sales laws in the United States and (iv) all Liabilities of the Seller Parties except for the Assumed Liabilities (as defined in each of this Agreement and the Non-Vertebroplasty Purchase Agreement). The term "Damages" as used in this **Article X** is not limited to matters asserted by third parties against an indemnified party, but includes Damages incurred or sustained by an indemnified party in the absence of third party claims.

(b) All calculations of Damages shall take into account any offset benefits or insurance proceeds actually recovered under insurance policies in connection with the matter out of which such Damages shall arise, provided, however, that the Seller Parties shall reimburse the Purchaser Indemnified Parties for any increase in premium with respect to such insurance policies that the Purchaser determines, in its reasonable good faith judgment and supported by documentation reasonably satisfactory to the Seller Parties, is due to the tender of such claim made in connection with the matter out of which such Damages arose. If the Purchaser determines, in its reasonable good faith judgment, that any matter out of which Damages shall arise is covered by an insurance policy of a Purchaser Indemnified Party, then the Purchaser shall, and shall cause the Purchaser Indemnified Party to, file a claim against such insurance policy with respect to such Damages.

(c)   Notwithstanding anything herein to the contrary, (i) the Purchaser Indemnified Parties shall not be entitled to seek indemnification with respect to any Damages under **Section 10.1(a)(i)** from a Seller Party unless and until the aggregate amount of all such Damages suffered by the Purchaser Indemnified Parties for which indemnification is available under this **Section 10.1** exceeds the Deductible in **Section 10.4 (Deductible and Cap)** and then the Purchaser Indemnified Parties shall be entitled to indemnification for only such aggregate amount that exceeds such Deductible, and (ii) the aggregate amount of all payments to which the Purchaser Indemnified Parties shall be entitled to receive with respect to any Damages under **Section 10.1(a)(i)** shall in no event exceed the Cap. The limitations set forth in this **Section 10.1(c)** shall not apply to (i) the first sentence of **Sections 3.1 (Organization of the Company and the Subsidiary)**, the first four sentences of **3.3(a) (Authority)**, **3.4 (Tax Matters), 3.6 (Title to Property and Assets)** and **3.19 (Governmental Grants)** of this Agreement or the Non-Vertebroplasty Purchase Agreement (collectively, the "**Representations Not Subject to Cap**"), (ii) the breach of any covenant, agreement or other obligation of Seller Parties contained in this Agreement or the Non-Vertebroplasty Purchase Agreement, or (ii) any claims based on fraud or intentional misrepresentation.

10.2   Indemnification of the Seller Parties.

(a)   From and after the date hereof and subject to the limitations contained in this **Article X**, the Purchaser shall indemnify the Seller Parties and their respective equity holders, officers, directors, employees, agents, attorneys, accountants, managers, members, advisors and Affiliates and their respective successors and assigns (collectively, the "**Seller Indemnified Parties**") and hold the Seller Indemnified Parties harmless against any Damages that the Seller Indemnified Parties have incurred by reason of the inaccuracy or breach (i) of any

76

representation or warranty of the Purchaser contained in **Article IV (Representations and Warranties Relating to the Purchaser)** of this Agreement or the Non-Vertebroplasty Purchase Agreement, or any other agreement, Contract, certificate or other document executed or delivered by or on behalf of Purchaser in connection with the consummation of the transactions contemplated hereby or by the Non-Vertebroplasty Purchase Agreement, (ii) of any covenant, agreement or other obligation of the Purchaser set forth herein to be performed by the Purchaser or its Affiliates under this Agreement or the Non-Vertebroplasty Purchase Agreement, or any other agreement, Contract, certificate or other document executed or delivered by or on behalf of any Seller Party in connection with the consummation of the transactions contemplated hereby or by the Non-Vertebroplasty Purchase Agreement, and (iii) the Assumed Liabilities (as defined in each of this Agreement and the Non-Vertebroplasty Purchase Agreement).

(b)   All such calculations of Damages shall take into account any offset benefits or insurance proceeds actually recovered under insurance policies in connection with the matter out of which such Damages shall arise, provided, however, that the Purchaser shall reimburse the Seller Indemnified Parties for any increase in premium with respect to such insurance policies that the Seller Parties determine, in their reasonable good faith judgment and supported by documentation reasonably satisfactory to the Purchaser, is due to the tender of such claim made in connection with the matter out of which such Damages arose. If the Seller Parties determine, in their reasonable good faith judgment, that any matter out of which Damages shall arise is covered by an insurance policy of a Seller Indemnified Party, then the Seller Parties shall, and shall cause the Seller Indemnified Party to, file a claim against such insurance policy with respect to such Damages.

(c)   Notwithstanding anything herein to the contrary, (i) no Seller Indemnified Party shall be entitled to seek indemnification with respect to any Damages under **Section 10.2(a)(i)** unless and until the aggregate amount of all such Damages suffered by the Seller Indemnified Parties for which indemnification is available under **Section 10.2(a)(i)** exceeds the Deductible in **Section 10.4 (Deductible and Cap)** and then the Seller Indemnified Parties shall be entitled to indemnification only for such aggregate amount that exceeds the Deductible, and (ii) the aggregate amount of all payments to which the Seller Indemnified Parties shall be entitled to receive under **Section 10.2(a)(i)** shall in no event exceed the Cap. The limitations set forth in this **Section 10.2(c)** shall not apply to any breach of a covenant, agreement or other obligation of the Purchaser contained in this Agreement, the Non-Vertebroplasty Purchase Agreement or any other agreement, Contract, certificate or other document executed or delivered by or on behalf of any Seller Party in connection with the consummation of the transactions contemplated hereby or by the Non-Vertebroplasty Purchase Agreement.

10.3   Exclusive Remedies. The parties agree that notwithstanding anything to the contrary set forth in this Agreement (except for the last sentence of this **Section 10.3**), the Non-Vertebroplasty Purchase Agreement or otherwise, from and after the date hereof, the indemnification provisions of this **Article X** are the sole and exclusive remedies of the parties pursuant to this Agreement, the Non-Vertebroplasty Purchase Agreement, or in connection with the transactions contemplated hereby or thereby, except for (a) claims arising out of fraud or intentional misrepresentation and (b) any equitable remedies that do not involve the payment of monetary damages. Except as otherwise expressly set forth in this **Article X**, to the maximum extent permitted by Law, the parties hereby waive all other rights, claims, remedies or actions with respect to any matter in any way relating to this Agreement or the Non-Vertebroplasty

Purchase Agreement or arising in connection herewith or therewith, whether under any Laws or otherwise. Except as expressly provided in this **Article X**, no right, claim, remedy or action shall be brought or maintained by any party, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misstatement or omission respecting an inaccuracy in or breach of any of the representations, warranties or covenants, agreements or other obligations of any of the parties hereto set forth or contained in this Agreement or the Non-Vertebroplasty Purchase Agreement. Notwithstanding anything to the contrary contained in this **Section 10.3**, the provisions of this **Section 10.3** shall not apply to any claim by Purchaser against the Seller Parties based upon a failure of the Seller Parties to transfer any of the Acquired Assets pursuant to the terms of this Agreement.

10.4   Deductible and Cap. For purposes of this Agreement, the "**Deductible**" shall mean $1,000,000 and the "**Cap**" means, at the time of determination, an amount equal to:

(a)   10% of the sum of (i) any amounts paid by or on behalf of the Purchaser pursuant to **Section 2.5** of the Non-Vertebroplasty Purchase Agreement *plus* (ii) the amount of all Deferred Payments actually received by the Seller Parties pursuant to **Section 2.5** hereof *plus* (iii) the amount of any payments withheld in accordance with **Section 10.8** hereof; *less*

(b)   the amount of any payments made to the Purchaser Indemnified Parties by or on behalf of the Seller Parties in respect of their indemnification obligations pursuant to this **Article X** .

10.5   Survival of Indemnification Obligations. The indemnification obligations set forth in this **Article X** with respect to any breach of a representation or warranty contained in this Agreement or the Non-Vertebroplasty Purchase Agreement shall terminate on the date that is eighteen (18) months following the date of this Agreement; provided, however, that the indemnification obligations with respect to the representations and warranties contained in the first sentence of **Section 3.1 (Organization of the Company and the Subsidiary)**, the first four sentences of **3.3(a) (Authority)**, **3.4 (Tax Matters)**, the first two sentences of **Section 3.6 (Title to Property and Assets)**, **3.13 (Governmental Authorizations and Regulations)** and **3.19 (Governmental Grants)** of both this Agreement and the Non-Vertebroplasty Purchase Agreement shall remain in full force and effect until the expiration of the applicable statute of limitations; and provided further, that the indemnification obligations with respect to the representations and warranties contained in **Section 3.14 (Compliance with Environmental Obligations)** of both this Agreement and the Non-Vertebroplasty Purchase Agreement shall terminate on the date that is the three-year anniversary of the date hereof. Notwithstanding the preceding sentence, indemnification obligations set forth in this **Article X** with respect to any breach of a representation or warranty contained in this Agreement or the Non-Vertebroplasty Purchase Agreement shall survive the time at which they would otherwise terminate pursuant to this **Section 10.5**, if notice of (i) the inaccuracy or breach thereof giving rise to such obligations, (ii) the aggregate amount of such Damages or an estimate thereof, in each case to the extent known or determinable at such time, and (iii) reasonable detail of the individual items of such Damages included in the amount so stated and the date, if known, each such item arose shall have been given to the party against whom such indemnity may be sought prior to such time. The expiration of the survival period of any representation or warranty shall not constitute a waiver of any party's right to assert fraud or any claim based on intentional misrepresentation. The indemnification obligations set forth in this **Article X** with respect to any breach of a covenant, agreement or other obligation to be performed after the Closing shall survive the Closing (under this Agreement and the Non-Vertebroplasty Purchase Agreement, as applicable) until such covenant, agreement or other obligation is performed in accordance with the terms of this Agreement or the Non-Vertebroplasty Purchase Agreement, as applicable.

10.6   Terms and Conditions of Indemnification; Resolution of Conflicts.

(a)   Any party seeking indemnification must give the other party prompt notice of the claim for Damages (i) stating the aggregate amount of the Damages or an estimate thereof, in each case to the extent known or determinable at such time, and (ii) specifying in reasonable detail the individual items of such Damages included in the amount so stated, the date each such item was paid or properly accrued or arose, and the nature of the misrepresentation, breach or claim to which such item is related. The failure of any indemnified party to give prompt notice pursuant to this **Section 10.6** shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party has been materially prejudiced thereby. Notwithstanding the immediately preceding sentence or anything else contained herein to the contrary, no party shall be entitled to any indemnification if such party failed to send a notice of a claim for Damages with respect to any breach of a representation, warranty or covenant, agreement or other obligation contained in this Agreement or the Non-Vertebroplasty Purchase Agreement or made in connection therewith prior to the time at which such representation, warranty or covenant, agreement or other obligation terminates pursuant to **Section 10.5**.

(b)   The respective obligations and liabilities of the parties to indemnify pursuant to this **Article X** in respect of any Damages arising from a claim by a third party shall be subject to the following additional terms and conditions:

(i)   The indemnifying party shall have the right to undertake, by counsel or other representatives of its own choosing reasonably satisfactory to the indemnified party, the defense, compromise, and settlement of such claim.

81

Notwithstanding the foregoing, the Seller Parties shall not have any rights to assume the defense of any claim by a third party which involves (A) an amount in excess of the amount by which the Cap exceeds the aggregate amount of all claims for Damages pending under this **Article X**, and/or (B) any equitable remedies that do not involve the payment of monetary damages; provided, however, that (x) the resolution of such claim shall not be binding upon the Seller Parties for purposes of their indemnification obligations hereunder, and (y) at the Seller Parties' discretion, and without limiting the effect of clause (x), the Seller Parties may participate in the defense, compromise or settlement of such claim.

(ii)   In the event that the indemnifying party shall elect not to undertake such defense, or within thirty (30) days after notice of any such claim from the indemnified party shall fail to defend, the indemnified party (upon further written notice to the indemnifying party) shall have the right to undertake the defense, compromise or settlement of such claim, by counsel or other representatives of its own choosing, on behalf of and for the account and risk of the indemnifying party.

(iii)   Notwithstanding anything in this **Section 10.6** to the contrary, (A) if there is a reasonable probability that a claim may materially and adversely affect the indemnified party other than as a result of money damages or other money payments, the indemnified party shall have the right, at its own cost and expense, to participate in the defense, compromise or settlement of the claim, (B) the indemnifying party shall not, without the indemnified party's written consent, settle or compromise any claim or consent to entry of any judgment

(1) that involves the payment of money in excess of the Cap (if the Cap is

applicable to such claim) or (2) which does not include as an unconditional term

thereof the giving by the claiming party or the plaintiff to the indemnified party of

a release from all liability in respect of such claim, and (B) in the event that the

indemnifying party undertakes defense of any claim, the indemnified party by

counsel or other representative of its own choosing and at its sole cost and

expense, shall have the right to consult with the indemnifying party and its

counsel or other representatives concerning such claim and the indemnifying

party and the indemnified party and their respective counsel or other

representatives shall cooperate with respect to such claim, subject to the execution

and delivery of a mutually satisfactory joint defense agreement.

(c)   If the indemnifying party shall object in writing to any claim or claims by

a Purchaser Indemnified Party or Seller Indemnified Party, as the case may be, then such

Purchaser Indemnified Party or Seller Indemnified Party, as the case may be, shall have

thirty (30) days from the receipt of such objection to respond in a written statement to the

objection. If after such thirty (30) day period there remains a dispute as to any claims, the Seller

Parties and the Purchaser shall attempt in good faith for thirty (30) days to agree upon the rights

of the respective parties with respect to each of such claims, failing which, either may refer the

matter to a court of competent jurisdiction in accordance with **Section 11.7.**

10.7   Tax Treatment of Indemnification Payments. To the extent permitted by

Law, indemnification payments made pursuant to this Agreement and the Non-Vertebroplasty

Purchase Agreement shall constitute adjustments to the Purchase Price under the Non-

Vertebroplasty Purchase Agreement and to the Deferred Payments hereunder, and shall be treated as such by Purchaser and the Seller Parties on their Tax Returns, in each case unless otherwise agreed in writing. To the extent indemnity payments relate to Damages denominated in a currency other than United States Dollars, such indemnity payments shall be calculated in United States Dollars at the United States Dollar exchange rate in effect for such currency on the date of actual payment with respect to the Acquired Assets located in the country giving rise to the claim for indemnity, as reasonably agreed to by the Seller Parties and Purchaser.

10.8   Limited Right to Setoff Against or Withhold Deferred Payments.

(a)   Except as expressly provided under this **Section 10.8** or the promissory note delivered in connection with the Transition Services Agreement, neither the Purchaser nor any Affiliate of the Purchaser shall, in full or partial satisfaction of any payment obligation owed by Purchaser or any Affiliate of the Purchaser to the Seller Parties or their Affiliates, withhold payment from, and/or have any right of setoff against, any amounts otherwise due from a Seller Party or any of their Affiliates under this Agreement, the Non-Vertebroplasty Purchase Agreement or otherwise.

(b)   Notwithstanding anything set forth in **Section 10.8(a)** to the contrary, the Purchaser may withhold a payment obligation owed to a Seller Party pursuant to **Section 2.5(a)** in an amount not to exceed the Permitted Withholding Amount (as defined below) if (i) it has been determined by a final non-appealable judgment by a court of competent jurisdiction in accordance with **Section 11.7** (a "**Final Judgment**"), or a written agreement of the parties, prior to the date that such Deferred Payment is due pursuant to **Section 2.5** that a Purchaser Indemnified Party is entitled to indemnification from the Seller Parties pursuant to this **Article X** in respect of any Excess Damages (as defined below), and/or (ii) the Purchaser has asserted in good faith and pursuant to a pending *bona fide* claim with respect thereto made pursuant to

84

Section 10.6(a) prior to the date such Deferred Payment is due pursuant to **Section 2.5**, that the Seller Parties are obligated to indemnify a Purchaser Indemnified Party pursuant to **Article X**.

(c) "**Permitted Withholding Amount**" means, at the time of such determination, (i) with respect to claims of the Purchaser Indemnified Parties for indemnification under **Section 10.1(a)(i)** of this Agreement (other than claims with respect to any breach of the Representations Not Subject to Cap), an amount not to exceed the lesser of (A) the sum of (I) the amount of any Excess Damages with respect to which the Purchaser Indemnified Party has not received payment (whether through payment made by or on behalf of a Seller Party or through the offset by the Purchaser of any portion of Excess Damages against Deferred Payments pursuant to **Section 10.8(d)**) *plus* (II) the good faith *bona fide* estimate by Purchaser of the Damages indemnifiable under this **Article X** with respect to any claim asserted pursuant to **Section 10.8(b)(ii)** the outcome of which either has not been determined by a Final Judgment or has been determined by a Final Judgment after the immediately preceding Deferred Payment becomes due and payable hereunder, and (B) an amount equal to the Cap, and (ii) with respect to claims of the Purchaser Indemnified Parties for indemnification with respect to breaches of the Representations Not Subject to Cap or under **Sections 10.1(a)(ii)**, **10.1(a)(iii)** or **10.1(a)(iv)**, the sum of (A) the amount of any Excess Damages with respect to which the Purchaser Indemnified Party has not received payment (whether through payment made by or on behalf of a Seller Party or through the offset by the Purchaser of any portion of Excess Damages against Deferred Payments pursuant to **Section 10.8(d)**) *plus* (II) the good faith *bona fide* estimate by Purchaser of the Damages indemnifiable under this **Article X** with respect to any claim asserted pursuant to **Section 10.8(b)(ii)** the outcome of which either has not been determined by a Final Judgment or has been determined by a Final Judgment after the immediately preceding Deferred Payment becomes due and payable hereunder.

(d)   If, prior to the third anniversary of the date of this Agreement (i) it is determined by a Final Judgment or by written agreement of the parties that a Purchaser Indemnified Party is entitled to indemnification from the Seller Parties, and (ii) the amount of Damages in respect of such claim for which such Purchaser Indemnified Party is entitled exceeds the Cap in effect on the date of such determination (such excess, the "**Excess Damages**"), then the amount of such Excess Damages may be carried over until the time or times that one or more subsequent Deferred Payments are due, at which point the Purchaser may set off against such Deferred Payments such portion of the Excess Damages for which no set off has theretofore been made by an amount not to exceed the then-prevailing Permitted Withholding Amount. Notwithstanding anything set forth in **Section 2.5(b)** to the contrary, no Deferred Payments shall be accelerated if any amount of a Deferred Payment is withheld pursuant to this **Section 10.8(d)**.

(e)   If it is determined by a Final Judgment that no Purchaser Indemnified Party was entitled to indemnification with respect to a claim against which the Purchaser withheld payment pursuant to **Section 10.8(b)(ii)** or that the Purchaser Indemnified Parties were not entitled to the entire amount so withheld, then the Purchaser shall promptly, and in any event within five (5) Business Days of the date of such determination, pay the Seller Parties an amount equal to that portion that was improperly withheld plus interest on the amount thereof from the date such payment was otherwise initially due pursuant to **Section 2.5** until paid at the rate of eight percent (8%) per annum or the maximum interest rate allowed by applicable Law, whichever is less; provided, however, that upon the failure of the Purchaser to pay such amounts within such five (5) Business Day period, all remaining Deferred Payments shall immediately become due and payable in accordance with **Section 2.5(b)**. Notwithstanding anything set forth

in **Section 2.5(b)** to the contrary, no Deferred Payments shall be accelerated if any amount of a

Deferred Payment is withheld pursuant to **Section 10.8(b)(ii)**, unless and until it is determined by

a Final Judgment that the Purchaser is entitled to receive an amount in respect of such claim that

is less than eighty-five percent (85%) of the amount withheld pursuant to **Section 10.8(b)(ii)**, in

which case all remaining Deferred Payments shall immediately become due and payable in

accordance with **Section 2.5(b)**.

ARTICLE XI

MISCELLANEOUS

11.1   <u>Survival of Representations and Covenants</u>. All representations and

warranties of the Seller Parties contained in this Agreement shall survive Closing until the date

that is eighteen (18) months following the date of this Agreement; <u>provided</u>, <u>however</u>, that the

representations and warranties contained in the first sentence of **Sections 3.1 (Organization of**

the Company and the Subsidiary), the first four sentences of **3.3(a) (Authority)**, **3.4 (Tax**

Matters), the first two sentences of **Section 3.6 (Title to Property and Assets)**, **3.13**

(Governmental Authorizations and Regulations) and **3.19 (Governmental Grants)** of this

Agreement shall survive until the expiration of the applicable statute of limitations; and provided

further, that the representations and warranties contained in **Section 3.14 (Compliance with**

Environmental Obligations) of this Agreement shall survive until the date that is the three-year

anniversary of the date hereof. All representations and warranties of the Purchaser contained in

this Agreement shall survive Closing until the date that is eighteen (18) months following the

date hereof. All covenants, agreements and other obligations of Seller Parties and the Purchaser

set forth in this Agreement that are to be performed following the Closing Date shall survive the

Closing and continue in full force and effect until such covenants, agreements and other obligations are performed in accordance with the terms of this Agreement.

11.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with a confirmation thereof), two (2) Business Days after being mailed by registered or certified mail (return receipt requested), or the Business Day after being sent if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)   if to the Purchaser:

Kyphon Inc.
1221 Crossman Avenue
Sunnyvale, CA 94089
Telephone: (408) 548-6500
Telecopier: (408) 222-5908
Attention: General Counsel

with a copy to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94043
Telephone: (650) 328-4600
Telecopier: (650) 463-2600
Attention: Robert A. Koenig, Esq.
                   Nicholas O'Keefe, Esq.

(b)   if to the Seller Parties:

Disc-O-Tech Medical Technologies Ltd.
11 Hahoshlim St.
Herzelia 46724 Israel
Telephone: +972 (9) 951 1511
Telecopier: +972 (9) 954-8939
Attention: Motti Beyar, President & CEO

with a copy to:

> Proskauer Rose LLP
> 1585 Broadway
> New York, NY 10036
> Telephone: (212) 969-3000
> Telecopier: (212) 969-2900
> Attention: Paul I. Rachlin, Esq.

11.3 <u>Interpretation</u>. When a reference is made in this Agreement to articles or sections, such reference shall be, respectively, to an article or a section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Each reference herein to a Schedule or Exhibit refers to the item identified separately in writing by the parties as the described Schedule or Exhibit to this Agreement. Every matter, document and item referred to, set forth or described herein under any section of the Company Disclosure Schedules attached hereto shall be deemed to be disclosure under all relevant sections of the Company Disclosure Schedules and shall be deemed to qualify each representation and/or warranty of the Seller Parties in this Agreement, to the extent such matter, document or item would reasonably be expected to pertain and such application is reasonably apparent from the face of the disclosure of such matter, document or item, notwithstanding the omission of a reference or cross-reference thereto. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." Whenever the words "to the Knowledge of the Seller Parties" or "known to the Seller Parties" or similar phrases are used in this Agreement, they mean the actual knowledge of each of the individuals listed on **<u>Exhibit N</u>**, without any further duty of inquiry.

11.4   Counterparts. This Agreement may be executed (including by facsimile transmission) in two or more counterparts, all of which shall be considered one and the same agreement.

11.5   Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Non-Vertebroplasty Purchase Agreement, the documents and the instruments executed and delivered in connection herewith and therewith and the Confidentiality Agreements constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties and between the Purchaser and the Seller Parties with respect to the subject matter hereof, and are not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

11.6   Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to any applicable conflicts of law rules or principles (other than Section 5-1401 of the General Obligations Law of the State of New York).

11.7   Consent to Jurisdiction; Venue; Waiver of Jury Trial; Waiver of Certain Damages.

(a)   **EACH PARTY HERETO HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY NEW YORK STATE COURT SITTING IN THE COUNTY OF NEW YORK, STATE OF NEW YORK FOR PURPOSES OF ALL LEGAL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT**

PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL SUCH PROCEEDINGS SHALL BE HEARD AND DETERMINED IN SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11.2 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(b)   Each party hereto waives any claim to punitive, exemplary or multiplied damages from the other; provided, however, that this waiver shall not be deemed to prevent any Purchaser Indemnified Person or Seller Indemnified Person from recovering Damages incurred by such Purchaser Indemnified Person or Seller Indemnified Person, as the case may be, as a result of any claim (i) from any third party for any such punitive, exemplary or multiplied damages imposed upon such Purchaser Indemnified Person or Seller Indemnified Person and as to which claim such Purchaser Indemnified Person or Seller Indemnified Person, as the case may be, is otherwise entitled to indemnification under **Section 10.1** in the case of Purchaser

Indemnified Persons or **Section 10.2** in the case of Seller Indemnified Persons or (ii) for fraud.

(c)   Each party hereto waives any claim of consequential damages from the

other.

11.8   Assignment. Neither this Agreement nor any of the rights, interests or

obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law

or otherwise) without the prior written consent of the other parties; except that Purchaser shall be

entitled to assign this Agreement (a) in whole or in part to any of its Affiliates (in which case

Purchaser shall remain liable for all obligations of Purchaser hereunder, including the

performance or nonperformance of any actions or omissions of its Affiliates) upon reasonable

advance notice to the Seller Parties, and (b) to the extent necessary to comply with **Section 7.5**

hereof (in which case Purchaser shall remain liable for all obligations of Purchaser hereunder,

including the performance or nonperformance of any actions or omissions of such assignee).

Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of

and be enforceable by the parties and their respective permitted successors and assigns.

11.9   Amendment. This Agreement may not be amended except by an

instrument in writing signed on behalf of each of the parties hereto.

11.10   Extension; Waiver. At any time prior to the Closing, the parties hereto

may, to the extent legally allowed, (i) extend the time for the performance of any of the

obligations or the other acts of the other parties hereto, (ii) waive any inaccuracies in the

representations or warranties contained herein or in any document delivered pursuant hereto, and

(iii) waive compliance with any of the agreements or conditions contained herein. Any

agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Any such waiver by a party of a condition to closing of this Agreement shall also operate as a waiver and release of any corresponding covenant, agreement or other obligation relating to the same subject matter set forth in **Articles V** through **VII (Pre-Closing Covenants of the Seller Parties; Pre-Closing and Other Covenants of Purchaser; and Certain Covenants and Agreements)** of this Agreement.

11.11   Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law or regulation, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible. Notwithstanding the foregoing, no illegality, invalidity or unenforceability of any provision of this Agreement or other agreement between the parties shall affect the validity and enforceability of **Section 2.5** and the obligation of Purchaser to make the Deferred Payments thereunder.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties have executed and delivered this Asset Purchase Agreement (Vertebroplasty Assets) as of the date first written above.

DISC-O-TECH MEDICAL TECHNOLOGIES LTD. (IN LIQUIDATION)

By: _____
    Name:
    Title:

DISCOTECH ORTHOPEDIC TECHNOLOGIES INC.

By: _____
    Name:
    Title:

KYPHON INC.

By: _____
    Name:
    Title:

LIST OF EXHIBITS

Exhibit A – Schedule of Acquired Assets

Exhibit B – Company Disclosure Schedule

Exhibit C – Distribution Agreements

Exhibit D – Form of Non-Competition, Confidentiality and Development
Agreement

Exhibit E – Form of Transition Services Agreement

Exhibit F – Form of Manufacture and Supply Agreement

Exhibit G – Allocation of Deferred Payments

Exhibit H – Form of Bill of Sale

Exhibit I   – Form of Assignment of Patent Rights

Exhibit J   – Form of Assignment of Trademark Rights

Exhibit K – Form of Assignment of Copyrights

Exhibit L   – Form of Assignment of Other Intellectual Property Rights

Exhibit M – Form of Assignment and Assumption Agreement

Exhibit N – Knowledge

Exhibit O – Form of Non-Competition and Confidentiality Agreement

Exhibit P – Form of TSA License Agreement

Exhibit Q – Form of Acknowledgement and Waiver

Exhibit R – Form of Legal Opinion of Guy, Bachar & Co.